Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

25 October 2024

Commission file number: 001-10306

Form 6-K

NatWest Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F __

This report on Form 6-K, except for any information contained on any websites linked or documents referred to in this report, shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. In particular, this document includes forward-looking outlook, targets and guidance relating to financial performance measures, such as income growth, operating costs, RoTE, loan impairment rate, ROE, discretionary capital distribution targets (including payment of dividends to shareholders) and participation in directed buybacks, balance sheet reduction, including the reduction of RWAs, CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as NatWest Group’s initial area of focus, climate and sustainability-related performance ambitions, targets and metrics, including in relation to initiatives to transition to a net zero economy, climate and sustainable funding and financing and financed emissions. In addition, this document includes forward-looking statements relating, but not limited to: implementation of NatWest Group’s strategy (including in relation to: cost-controlling measures, the Commercial & Institutional segment and achieving a number of various targets within the relevant timeframe); the timing and outcome of litigation and government and regulatory investigations; direct and on-market buy-backs; funding plans and credit risk profile; managing its capital position; liquidity ratio; portfolios; net interest margin and drivers related thereto; lending and income growth, product share and growth in target segments; impairments and write-downs; restructuring and remediation costs and charges; NatWest Group’s exposure to political risk, economic assumptions and risk, climate, environmental and sustainability risk, operational risk, conduct risk, financial crime risk, cyber, data and IT risk and credit rating risk and to various types of market risk, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience, including our Net Promoter Score; employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements

These statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group’s strategy or operations, which may result in NatWest Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future results, gains or losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein, whether to reflect any change in our expectations with regard thereto, any change in events, conditions or circumstances on which any such statement is based, or otherwise, except to the extent legally required.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc’s Annual Report on Form 20-F and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely affect NatWest Group’s future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: political and economic risks and uncertainty in the UK and global markets, including due to GDP growth, inflation and interest rates, fiscal and monetary policy changes (such as increases in bank levies), supply chain disruption and geopolitical developments (including the direct and indirect impacts of escalating armed conflicts); changes in foreign currency exchange rates; uncertainty regarding the effects of Brexit; and HM Treasury’s significant degree of influence over NatWest Group and the potential adverse effect of further sales or offers of shares held by HM Treasury’s on NatWest Group’s reputation or securities price; business change and execution risk (including in respect of the implementation of NatWest Group’s strategy; future acquisitions and divestments (including the phased withdrawal from ROI), and the transfer of its Western European corporate portfolio); financial resilience risk (including in respect of: NatWest Group’s ability to meet targets and to make discretionary capital distributions; the competitive environment; counterparty and borrower risk; liquidity and funding risks; prudential regulatory requirements for capital and MREL; reductions in the credit ratings; the requirements of regulatory stress tests; model risk; sensitivity to accounting policies, judgments, estimates and assumptions (and the economic, climate, competitive and other forward looking information affecting those judgments, estimates and assumptions); changes in applicable accounting standards; the value or effectiveness of credit protection; the adequacy of NatWest Group’s future assessments by the Prudential Regulation Authority and the Bank of England; and the application of UK statutory stabilisation or resolution powers); climate and sustainability risk (including in respect of: risks relating to climate-related and sustainability-related risks; both the execution and reputational risk relating to NatWest Group’s climate change-related strategy, ambitions, targets and transition plan; climate and sustainability-related data and model risk; the failure to implement climate change resilient governance, systems, controls and procedures; increasing levels of climate, environmental, human rights and sustainability-related regulation and oversight; increasing anti-greenwashing regulations; climate, environmental and sustainability-related litigation, enforcement

NatWest Group - Form 6-K Q3 2024	2

Forward-looking statements continued

proceedings investigations and conduct risk; and reductions in ESG ratings); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; complex IT systems; attracting, retaining and developing diverse senior management and skilled personnel; NatWest Group’s risk management framework; and reputational risk); and legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; the outcome of legal, regulatory and governmental actions, investigations and remedial undertakings; and changes in tax legislation or failure to generate future taxable profits).

Climate and sustainability-related disclosures

Climate and sustainability-related disclosures in this document are not measures within the scope of International Financial Reporting Standards (‘IFRS’), use a greater number and level of judgments, assumptions and estimates, including with respect to the classification of climate and sustainable funding and financing activities, than our reporting of historical financial information in accordance with IFRS. These judgments, assumptions and estimates are highly likely to change materially over time, and, when coupled with the longer time frames used in these disclosures, make any assessment of materiality inherently uncertain. In addition, our climate risk analysis, net zero strategy, including the implementation of our climate transition plan remain under development, and the data underlying our analysis and strategy remain subject to evolution over time. The process we have adopted to define, gather and report data on our performance on climate and sustainability-related measures is not subject to the formal processes adopted for financial reporting in accordance with IFRS and there are currently limited industry standards or globally recognised established practices for measuring and defining climate and sustainability-related metrics. As a result, we expect that certain climate and sustainability-related disclosures made in this document are likely to be amended, updated, recalculated or restated in the future. Refer also to the cautionary statement in the section entitled ‘Climate-related and other forward-looking statements and metrics’ of the NatWest Group 2023 Climate-related Disclosures Report.

Cautionary statement regarding Non-IFRS financial measures and APMs

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and IFRS. This document may contain financial measures and ratios not specifically defined under Generally Accepted Accounting Principles (‘GAAP’) or IFRS (‘Non-IFRS’) and/or alternative performance measures (‘APMs’) as defined in European Securities and Markets Authority (‘ESMA’) guidelines. Non-IFRS measures and APMs are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. Non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. Any Non-IFRS measures and/or APMs included in this document, are not measures within the scope of IFRS, are based on a number of assumptions that are subject to uncertainties and change, and are not a substitute for IFRS measures.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

NatWest Group - Form 6-K Q3 2024	3

Introduction

Presentation of information

Unless otherwise specified herein, ‘Parent company’ refers to NatWest Group plc and ‘NatWest Group’ and ‘we’ refers to NatWest Group plc and its subsidiary and associated undertakings. The term ‘NWH Group’ refers to NatWest Holdings Limited (NWH) and its subsidiary and associated undertakings. The term ‘NWM Group’ refers to NatWest Markets Plc (NWM Plc) and its subsidiary and associated undertakings. The term ‘NWM N.V.’ refers to NatWest Markets N.V. The term ‘NWMSI’ refers to NatWest Markets Securities, Inc. The term ‘RBS plc’ refers to The Royal Bank of Scotland plc. The term ‘NWB Plc’ refers to National Westminster Bank Plc. The term ‘UBIDAC’ refers to Ulster Bank Ireland DAC.

NatWest Group publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ or ‘p’ represent pence where the amounts are denominated in pounds sterling (‘GBP’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

To aid readability, this document contains references to EU legislative and regulatory provisions in effect in the UK before 1 January 2021 that have now been implemented in UK domestic law. These references should be read and construed as including references to the applicable UK implementation measures with effect from 1 January 2021.

Any information contained on websites linked or reports referenced in this interim results report for the nine-month period ended 30 September 2024 on Form 6-K is for information only and will not be deemed to be incorporated by reference herein.

Non-IFRS financial information

NatWest Group prepares its financial statements in accordance with UK-adopted IAS and IFRS. This document contains a number of non-IFRS measures, also known as alternative performance measures, defined under the ESMA guidance or non-GAAP financial measures in accordance with the Securities and Exchange Commission (SEC) regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include a calculation of metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate. For details of the basis of preparation and reconciliation where appropriate refer to appendix ‘Non-IFRS financial measures’ on page 42.

NatWest Group - Form 6-K Q3 2024	4

Inside this report

Business performance summary
6	Q3 2024 performance summary
8	Performance key metrics and ratios
10	Chief Financial Officer’s review
11	Retail Banking
12	Private Banking
13	Commercial & Institutional
14	Central items & other
15	Segment performance

Risk and capital management
20	Credit risk
20	Segment analysis – portfolio summary
21	Segment analysis – loans
21	Movement in ECL provision
22	ECL post model adjustments
23	Sector analysis – portfolio summary
28	Capital, liquidity and funding risk
34	Pension risk

Financial statements and notes
35	Condensed consolidated income statement
36	Condensed consolidated statement of comprehensive income
37	Condensed consolidated balance sheet
38	Condensed consolidated statement of changes in equity
40	Presentation of condensed consolidated financial statements
40	Litigation and regulatory matters
40	Post balance sheet events

Additional information
41	Other financial data

Appendix
42	Non-IFRS financial measures
47	Performance measures not defined under IFRS

NatWest Group - Form 6-K Q3 2024	5

Q3 2024 performance summary

Chief Executive, Paul Thwaite, commented:

“The strength of NatWest Group’s performance is underpinned by the support we provide to our 19 million customers in every nation and region of the UK. By continuing to deliver against our strategy, we are growing and simplifying our bank whilst managing our capital more efficiently.

As the UK’s biggest bank for business, and one that serves millions of households, NatWest Group plays a key role in driving economic growth across the UK. Throughout the third quarter of 2024, we have grown our lending, helping customers to buy or remortgage their homes or to start and grow their businesses. With customer activity increasing, defaults remaining low and optimism amongst businesses and consumers, we are well placed to succeed with our customers and for our shareholders in the months and years ahead.”

Q3 2024 performance

–	Attributable profit of £1,172 million, return on equity of 12.3% and a return on tangible equity (RoTE) of 18.3%.

–	Q3 2024 total income of £3,744 million was £85 million, or 2.3%, higher than Q2 2024 and was £256 million, or 7.3%, higher than Q3 2023. Total income excluding notable items(1) of £3,772 million was £182 million, or 5.1%, higher than Q2 2024 primarily reflecting lending and deposit growth and margin expansion. Net interest margin (NIM) of 2.18% was 8 basis points higher.

–	Q3 2024 operating expenses of £1,825 million were £180 million, or 9.0%, lower than Q2 2024. Other operating expenses were £144 million lower than Q2 2024.

–	Net impairment charge of £245 million or 25 basis points of gross customer loans. Levels of default remain at low levels across the portfolio.

–	Net loans to customers of £386.7 billion increased by £7.4 billion during Q3 2024. Net loans to customers excluding central items increased by £8.4 billion in the quarter, of which £2.3 billion was in relation to the Metro Bank mortgage portfolio acquisition, with strong growth across the three businesses, including a £1.4 billion increase in mortgage balances.

–	Customer deposits of £431.1 billion reduced by £1.9 billion in Q3 2024. Customer deposits excluding central items increased by £2.2 billion with growth across all three businesses driven by savings.

–	The liquidity coverage ratio (LCR) of 148%, representing £52.7 billion headroom above 100% minimum requirement, decreased by 3 percentage points compared with Q2 2024.

–	NAV per share increased by 13 pence in Q3 2024 to 408 pence. TNAV per share showed good growth in the quarter as the profit drove a 12 pence increase to 316 pence.

–	Common Equity Tier 1 (CET1) ratio of 13.9% was 30 basis points higher than Q2 2024. Capital generation pre distributions was 57 basis points in the quarter and 197 basis points for the year to date. RWAs of £181.7 billion increased by £0.9 billion.

Q3 year to date performance

–	Attributable profit of £3,271 million, return on equity of 11.6% and a RoTE of 17.0%.

–	Total income for the nine months ended 30 September 2024 of £10,878 million was £337 million, or 3.0%, lower than prior year. Total income excluding notable items(1) of £10,776 million was £121 million, or 1.1%, lower than prior year. NIM was 2.11% for the year to date.

–	Operating expenses for the nine months ended 30 September 2024 of £5,882 million were £40 million, or 0.7%, higher than prior year. Other operating expenses were £140 million higher than the same period of 2023, or £38 million (0.7%) higher excluding costs in relation to a retail share offering(2) of £24 million and additional bank levies of £78 million.

–	Net impairment charge of £293 million or 10 basis points of gross customer loans and levels of default remain stable for the year to date.

–	Net loans to customers of £386.7 billion increased by £5.3 billion since 31 December 2023. Net loans to customers excluding central items increased by £8.1 billion reflecting £6.2 billion of growth in Commercial & Institutional and £2.3 billion in respect of the Metro Bank mortgage portfolio acquisition.

–	Customer deposits of £431.1 billion reduced by £0.3 billion since 31 December 2023. Customer deposits excluding central items increased by £8.3 billion, including £4.0 billion of growth in Retail Banking, £2.0 billion in Private Banking and £2.3 billion in Commercial & Institutional.

(1)	Refer to the Non-IFRS financial measures appendix for details of notable items.

(2)	Costs incurred preparing for a retail share offering proposed by the previous UK Government, now not expected to proceed.

NatWest Group - Form 6-K Q3 2024	6

Q3 2024 performance summary continued

Outlook(1)

We continue to assess the economic outlook and will monitor and react to market conditions and refine our internal forecasts as the economic position evolves. The following statements are based on our current expectations for interest rates and economic activity.

In 2024 we now expect:

–	to achieve a return on tangible equity above 15%.

–	income excluding notable items to be around £14.4 billion.

–	Group operating costs, excluding litigation and conduct costs, to be broadly stable compared with 2023 excluding around £0.1 billion increase in bank levies and £24 million of costs in relation to a retail share offering.

–	our loan impairment rate for 2024 to be below 15 basis points.

In 2026 we continue to expect:

–	to achieve a return on tangible equity for the Group of greater than 13%.

Capital – we continue to:

–	target a CET1 ratio in the range of 13-14%.

–	expect RWAs to be around £200 billion at the end of 2025, including the impact of Basel 3.1 on a pro-forma basis. We expect the impact of Basel 3.1 to be an uplift of around £8 billion on 1 January 2026.

–	expect to pay ordinary dividends of around 40% of attributable profit and maintain capacity to participate in directed buybacks from the UK Government, recognising that any exercise of this authority would be dependent upon HMT's intentions. We will also consider further on-market buybacks as appropriate.

(1)	The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the NatWest Group plc Risk Factors section in the 2023 Annual Report on Form 20-F and the Summary Risk Factors in the NatWest Group plc Interim Results on Form 6-K, issued on 26 July 2024. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

NatWest Group - Form 6-K Q3 2024	7

Business performance summary

	Nine months ended			Quarter ended
	30 September	30 September		30 September	30 June		30 September
	2024	2023	Variance	2024	2024	Variance	2023	Variance
Summary consolidated income statement	£m	£m	%	£m	£m	%	£m	%
Net interest income	8,307	8,411	(1.2%)	2,899	2,757	5.2%	2,685	8.0%
Non-interest income	2,571	2,804	(8.3%)	845	902	(6.3%)	803	5.2%
Total income	10,878	11,215	(3.0%)	3,744	3,659	2.3%	3,488	7.3%
Litigation and conduct costs	(142)	(242)	(41.3%)	(41)	(77)	(46.8%)	(134)	(69.4%)
Other operating expenses	(5,740)	(5,600)	2.5%	(1,784)	(1,928)	(7.5%)	(1,793)	(0.5%)
Operating expenses	(5,882)	(5,842)	0.7%	(1,825)	(2,005)	(9.0%)	(1,927)	(5.3%)
Profit before impairment losses/releases	4,996	5,373	(7.0%)	1,919	1,654	16.0%	1,561	22.9%
Impairment (losses)/releases	(293)	(452)	(35.2%)	(245)	45	nm	(229)	7.0%
Operating profit before tax	4,703	4,921	(4.4%)	1,674	1,699	(1.5%)	1,332	25.7%
Tax charge	(1,232)	(1,439)	(14.4%)	(431)	(462)	(6.7%)	(378)	14.0%
Profit from continuing operations	3,471	3,482	(0.3%)	1,243	1,237	0.5%	954	30.3%
Profit/(loss) from discontinued operations, net of tax	12	(138)	(108.7%)	1	15	(93.3%)	(30)	(103.3%)
Profit for the period	3,483	3,344	4.2%	1,244	1,252	(0.6%)	924	34.6%

Performance key metrics and ratios
Notable items within total income (1)	£102m	£318m	nm	(£28m)	£69m	nm	(£26m)	nm
Total income excluding notable items (1)	£10,776m	£10,897m	(1.1%)	£3,772m	£3,590m	5.1%	£3,514m	7.3%
Net interest margin (1)	2.11%	2.17%	(6bps)	2.18%	2.10%	8bps	2.05%	13bps
Average interest earning assets (1)	£526bn	£519bn	1.3%	£530bn	£528bn	0.4%	£521bn	1.7%
Cost:income ratio (excl. litigation and conduct) (1)	52.8%	49.9%	2.9%	47.6%	52.7%	(5.1%)	51.4%	(3.8%)
Loan impairment rate (1)	10bps	16bps	(6bps)	25bps	(5bps)	30bps	24bps	1bps
Profit attributable to ordinary shareholders	£3,271m	£3,165m	3.3%	£1,172m	£1,181m	(0.8%)	£866m	35.3%
Total earnings per share attributable to ordinary shareholders - basic	38.3p	34.1p	4.2p	14.1p	13.7p	0.4p	9.8p	4.3p
Return on tangible equity (RoTE) (1)	17.0%	17.1%	(0.1%)	18.3%	18.5%	(0.2%)	14.7%	3.6%
Climate and sustainable funding and financing (2)	£23.4bn	£20.6bn	13.6%	£7.1bn	£9.7bn	(26.8%)	£4.6bn	54.3%

nm = not meaningful.

For the footnotes to this table refer to the following page.

NatWest Group - Form 6-K Q3 2024	8

Business performance summary continued

	As at
	30 September	30 June		31 December
	2024	2024	Variance	2023	Variance
Balance sheet	£bn	£bn	%	£bn	%
Total assets	711.9	690.3	3.1%	692.7	2.8%
Loans to customers - amortised cost	386.7	379.3	2.0%	381.4	1.4%
Loans to customers excluding central items (1,3)	363.7	355.3	2.4%	355.6	2.3%
Loans to customers and banks - amortised cost and FVOCI	397.0	388.9	2.1%	392.0	1.3%
Total impairment provisions (4)	3.6	3.3	9.1%	3.6	-
Expected credit loss (ECL) coverage ratio	0.89%	0.86%	3bps	0.93%	(4bps)
Assets under management and administration (AUMA) (1)	46.5	45.1	3.1%	40.8	14.0%
Customer deposits	431.1	433.0	(0.4%)	431.4	(0.1%)
Customer deposits excluding central items (1,3)	427.4	425.2	0.5%	419.1	2.0%
Liquidity and funding
Liquidity coverage ratio (LCR)	148%	151%	(3.0%)	144%	4.0%
Liquidity portfolio	226	227	(0.4%)	223	1.3%
Net stable funding ratio (NSFR)	137%	139%	(2.0%)	133%	4.0%
Loan:deposit ratio (excl. repos and reverse repos) (1)	84%	83%	1%	84%	-
Total wholesale funding	89	83	7.2%	80	11.3%
Short-term wholesale funding	31	27	14.8%	28	10.7%
Capital and leverage
Common Equity Tier 1 (CET1) ratio (5)	13.9%	13.6%	30bps	13.4%	50bps
Total capital ratio (5)	19.7%	19.5%	20bps	18.4%	130bps
Pro forma CET1 ratio (excl. foreseeable items) (6)	14.4%	14.1%	30bps	14.2%	20bps
Risk-weighted assets (RWAs)	181.7	180.8	0.5%	183.0	(0.7%)
UK leverage ratio	5.0%	5.2%	(0.2%)	5.0%	-
Tangible net asset value (TNAV) per ordinary share (1,7)	316p	304p	12p	292p	24p
Number of ordinary shares in issue (millions) (7)	8,293	8,307	(0.2%)	8,792	(5.7%)

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	NatWest Group uses its climate and sustainable funding and financing inclusion (CSFFI) criteria to determine the assets, activities and companies that are eligible to be included within its climate and sustainable funding and financing target. This includes both provision of committed (on and off-balance sheet) funding and financing, including provision of services for underwriting issuances and private placements.
(3)	Central items includes Treasury repo activity and Ulster Bank Republic of Ireland.
(4)	Includes £0.1 billion relating to off-balance sheet exposures (30 June 2024 – £0.1 billion; 31 December 2023 – £0.1 billion).
(5)	Refer to the Capital, liquidity and funding risk section for details of the basis of preparation.
(6)	The pro forma CET1 ratio at 30 September 2024 excludes foreseeable items of £808 million for ordinary dividends (30 June 2024 excludes foreseeable items of £889 million: £839 million for ordinary dividends and £50 million foreseeable charges; 31 December 2023 excludes foreseeable items of £1,538 million: £1,013 million for ordinary dividends and £525 million foreseeable charges).
(7)	The number of ordinary shares in issue excludes own shares held.

NatWest Group - Form 6-K Q3 2024	9

Chief Financial Officer’s review

We delivered an operating profit of £1,674 million in Q3 2024 with a return on equity of 12.3% and a RoTE of 18.3%. Total income of £3.7 billion was up by 2.3%, on Q2 2024. Total income excluding notable items of £3.8 billion was up by 5.1% on Q2 2024.

Net loans to customers of £386.7 billion increased by £7.4 billion during Q3 2024. Net loans to customers excluding central items growth of £8.4 billion was broad-based across Retail Banking, Commercial & Institutional customers and includes £2.3 billion relating to the acquisition of the Metro Bank mortgage portfolio.

Customer deposits of £431.1 billion reduced by £1.9 billion in Q3 2024. Customer deposits excluding central items increased by £2.2 billion in the quarter and our robust balance sheet means that we remain in a strong liquidity position, with an LCR of 148% representing £52.7 billion headroom above 100% minimum requirement, an LDR of 90% and an LDR (excl. repos and reverse repos) of 84%. Also, our CET1 ratio remains within our targeted range at 13.9%.

Strong Q3 2024 performance

–	Total income increased by 2.3% in Q3 2024 to £3,744 million compared with Q2 2024 and was 7.3% higher than Q3 2023. Total income excluding notable items was £182 million higher than Q2 2024, primarily reflecting lending and deposit growth, margin expansion and the benefit of an additional day in the quarter.
–	NIM of 2.18% was 8 basis points higher than Q2 2024 primarily driven by expansion across deposits, as well as in funding and other items.
–	Total operating expenses reduced by £180 million compared with Q2 2024 and were £102 million lower than Q3 2023. Other operating expenses were £144 million lower than Q2 2024 primarily reflecting lower severance and other staff costs, costs incurred in relation to a retail share offering in the prior quarter and lower costs in relation to our withdrawal from the Republic of Ireland. Other operating expenses for the year to date were £140 million higher than the same period of 2023, or £38 million (0.7%) higher excluding costs in relation to a retail share offering of £24 million and additional bank levies of £78 million. We remain committed to deliver on our full year cost guidance, excluding the impact of increased bank levies and costs in relation to a retail share offering.
–	A net impairment charge of £245 million was incurred in Q3 2024, with higher Stage 3 charges within Commercial & Institutional. The year to date charge was £293 million or 10 basis points of gross customer loans. Levels of default remain stable for the year to date and at low levels across the portfolio. Compared with Q2 2024, our ECL provision increased by £0.2 billion to £3.6 billion and our ECL coverage ratio has increased from 0.86% to 0.89%. We retain post model adjustments of £0.3 billion related to economic uncertainty, or 8.4% of total impairment provisions. Whilst we are comfortable with the strong credit performance of our book, we continue to assess this position regularly.

–	As a result, we are pleased to report an attributable profit for Q3 2024 of £1,172 million, with earnings per share of 14.1 pence, return on equity of 12.3% and a RoTE of 18.3%. The return on equity for the year to date was 11.6% and RoTE was 17.0%.

Robust balance sheet with strong capital and liquidity levels

–	Net loans to customers of £386.7 billion increased by £7.4 billion during Q3 2024. Net loans to customers excluding central items increased by £8.4 billion, of which £2.3 billion was in relation to the Metro Bank mortgage portfolio acquisition. The remaining £6.1 billion increase in the quarter was primarily due to growth in Corporate & Institutions, an increase in term loan facilities in Commercial Mid-market and a £1.4 billion increase in Retail Banking mortgage balances. UK Government scheme repayments were £0.5 billion in the quarter.
–	Up to 30 September 2024 we have provided £85.4 billion against our target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025. As part of this we aim to provide at least £10 billion in lending for EPC A- and B-rated residential properties between 1 January 2023 and the end of 2025. During Q3 2024 we provided £7.1 billion climate and sustainable funding and financing, which included £1.0 billion in lending for EPC A- and B-rated residential properties.
–	Customer deposits of £431.1 billion reduced by £1.9 billion in Q3 2024. Customer deposits excluding central items increased £2.2 billion in Q3 2024. Retail Banking deposits growth of £0.5 billion and Private Banking of £0.2 billion was as a result of increased savings balances, and Commercial & Institutional deposits increased £1.5 billion reflecting growth within Commercial Mid-market. Term balances remained stable for the third quarter at 17% of the book, up from 16% at the end of 2023.
–	The LCR of 148%, representing £52.7 billion headroom above 100% minimum requirement, decreased by 3 percentage points compared with Q2 2024 primarily due to increased lending (including the Metro Bank mortgage portfolio acquisition) partially offset by increased customer deposits and capital issuance. Our primary liquidity at Q3 2024 was £162.3 billion and £101.4 billion, or 62%, of this was cash and balances at central banks. Total wholesale funding increased by £6.0 billion in the quarter to £88.9 billion.
–	NAV per share increased by 13 pence in Q3 2024 to 408 pence. TNAV per share increased by 12 pence in Q3 2024 to 316 pence primarily reflecting the profit for the period and a c.£0.45 billion movement in cashflow hedging reserves partially offset by the interim dividend payment.

Strong returns driving strong capital generation

-	The CET1 ratio of 13.9% was 30 basis points higher than Q2 2024 principally reflecting the attributable profit for the quarter, c.65 basis points, partially offset by the increase in RWAs, c.10 basis points, and the ordinary dividend accrual, c.25 basis points.
-	RWAs increased by £0.9 billion in the third quarter to £181.7 billion largely reflecting lending growth and £0.9 billion in relation to the Metro Bank mortgage portfolio acquisition partially offset by RWA management of £1.3 billion.

NatWest Group - Form 6-K Q3 2024	10

Business performance summary

Retail Banking

	Quarter ended
	30 September	30 June	30 September
	2024	2024	2023
	£m	£m	£m
Total income	1,459	1,365	1,442
Operating expenses	(659)	(697)	(780)
of which: Other operating expenses	(656)	(690)	(721)
Impairment losses	(144)	(59)	(169)
Operating profit	656	609	493

Return on equity (1)	21.4%	20.3%	17.5%
Net interest margin (1)	2.43%	2.31%	2.37%
Cost:income ratio (excl. litigation and conduct) (1)	45.0%	50.5%	50.0%
Loan impairment rate (1)	28bps	12bps	33bps

	As at
	30 September	30 June	31 December
	2024	2024	2023
	£bn	£bn	£bn
Net loans to customers (amortised cost)	207.4	203.3	205.2
Customer deposits	192.0	191.5	188.0
RWAs	64.8	62.3	61.6

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

In Q3 2024, Retail Banking continued to support customers with increased mortgage lending and unsecured lending growth. In addition, lending increased £2.3 billion as a result of the Metro Bank mortgage portfolio acquisition. We delivered a return on equity of 21.4% and an operating profit of £0.7 billion, with positive income momentum and increased net interest margin from deposit margin expansion.

Retail Banking provided £0.9 billion of climate and sustainable funding and financing in Q3 2024 from lending on properties with an EPC rating of A or B.

Q3 2024 performance

–	Total income was £94 million, or 6.9%, higher than Q2 2024 reflecting deposit margin expansion, lending growth and the impact of an additional day in the quarter. Q3 2024 total income was £17 million or 1.2% higher than Q3 2023 due to deposit margin expansion and lending growth, partly offset by asset margin compression and the impact of a deposit balance mix shift from current accounts to savings.

–	Net interest margin was 12 basis points higher than Q2 2024 largely reflecting deposit margin expansion and benefits from treasury activity.

–	Operating expenses of £659 million were £38 million, or 5.5%, lower than Q2 2024 and £121 million, or 15.5% lower than Q3 2023. Other operating expenses were £34 million, or 4.9%, lower than Q2 2024 reflecting savings from a 3.2% reduction in headcount in the quarter, as well as severance and property exit costs. Other operating expenses were £65 million, or 9.0%, lower than Q3 2023 reflecting savings from a 9.0% reduction in headcount and non-repeat of property disposal losses in Q3 2023.

–	An impairment charge of £144 million, compared with a £59 million charge in Q2 2024, largely reflecting lower good book releases.

–	Net loans to customers increased by £4.1 billion, or 2.0%, driven by £3.7 billion higher mortgage balances including £2.3 billion related to the Metro Bank mortgage portfolio acquisition and an underlying £1.4 billion increase in net mortgage lending. Personal advances increased by £0.2 billion and cards balances increased by £0.3 billion in Q3 2024.

–	Customer deposits increased by £0.5 billion, or 0.3%, in Q3 2024 reflecting growth in savings partly offset by a reduction in current account balances.

–	RWAs increased by £2.5 billion, or 4.0%, in the quarter primarily due to book movements and including the impact of the Metro Bank mortgage portfolio acquisition.

NatWest Group - Form 6-K Q3 2024	11

Business performance summary continued

Private Banking

	Quarter ended
	30 September	30 June	30 September
	2024	2024	2023
	£m	£m	£m
Total income	253	236	214
Operating expenses	(166)	(175)	(157)
of which: Other operating expenses	(166)	(175)	(157)
Impairment releases/(losses)	3	5	2
Operating profit	90	66	59

Return on equity (1)	19.7%	14.4%	11.7%
Net interest margin (1)	2.50%	2.30%	2.15%
Cost:income ratio
(excl. litigation and conduct) (1)	65.6%	74.2%	73.4%
Loan impairment rate (1)	(7)bps	(11)bps	(4)bps
AUMA net flows (£bn) (1,2)	0.9	1.0	0.2

	As at
	30 September	30 June	31 December
	2024	2024	2023
	£bn	£bn	£bn
Net loans to customers (amortised cost)	18.2	18.1	18.5
Customer deposits	39.7	39.5	37.7
RWAs	11.0	11.0	11.2
Assets under management (AUMs) (1)	35.7	34.7	31.7
Assets under administration (AUAs) (1)	10.8	10.4	9.1
Assets under management and
administration (AUMA) (1)	46.5	45.1	40.8

(1)	Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	AUM net flows were previously reported.

In Q3 2024, Private Banking continued to support customers with an increase in AUMA balances reflecting net inflows of £0.9 billion. Private Banking delivered a return on equity of 19.7% and an operating profit of £90 million.

Private Banking provided £0.2 billion of climate and sustainable funding and financing in Q3 2024, principally in relation to mortgages on residential properties with an EPC rating of A or B and wholesale transactions.

Q3 2024 performance

–	Total income was £17 million, or 7.2% higher than Q2 2024 primarily driven by deposit margin expansion and higher AUMA balances driving an increase in investment fee income. Q3 2024 total income was £39 million, or 18.2%, higher than Q3 2023 primarily reflecting deposit margin expansion and higher AUMA balances driving an increase in investment fee income, partly offset with the impact of deposit mix changes as customers migrated from current account accounts to savings products offering higher returns, combined with a reduction in lending volumes.

–	Net interest margin was 20 basis points higher than Q2 2024 largely reflecting deposit margin expansion and benefits from treasury activity.

–	Operating expenses of £166 million were £9 million, or 5.1%, lower than Q2 2024 and £9 million, or 5.7% higher than Q3 2023. Other operating expenses were £9 million, or 5.1%, lower than Q2 2024 primarily due to lower severance costs. Q3 2024 other operating expenses were £9 million, or 5.7%, higher than Q3 2023 primarily reflecting increased investment spend.

–	An impairment release of £3 million, compared with a £5 million release in Q2 2024, largely reflecting a reduction in good book releases, with Stage 3 charges broadly flat and remaining at low levels.

–	Net loans to customers were broadly stable compared with Q2 2024 with gross new mortgage lending offset by redemptions.

–	Customer deposits increased by £0.2 billion, or 0.5%, in Q3 2024 reflecting growth in instant access savings, partially offset by lower current account balances.

–	AUMA increased by £1.4 billion in Q3 2024, reflecting AUMA net inflows of £0.9 billion and £0.5 billion of positive market movements.

NatWest Group - Form 6-K Q3 2024	12

Business performance summary continued

Commercial & Institutional

	Quarter ended
	30 September	30 June	30 September
	2024	2024	2023
	£m	£m	£m
Net interest income	1,392	1,297	1,271
Non-interest income	679	644	570
Total income	2,071	1,941	1,841

Operating expenses	(945)	(1,099)	(1,012)
of which: Other operating expenses	(911)	(1,053)	(960)
Impairment releases/(losses)	(109)	96	(59)
Operating profit	1,017	938	770

Return on equity (1)	19.9%	17.8%	14.7%
Net interest margin (1)	2.24%	2.12%	2.07%
Cost:income ratio
(excl. litigation and conduct) (1)	44.0%	54.3%	52.1%
Loan impairment rate (1)	31bps	(28)bps	18bps

	As at
	30 September	30 June	31 December
	2024	2024	2023
	£bn	£bn	£bn
Net loans to customers (amortised cost)	138.1	133.9	131.9
Customer deposits	195.7	194.2	193.4
Funded assets (1)	331.1	315.5	306.9
RWAs	104.0	104.9	107.4

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

In Q3 2024, Commercial & Institutional continued to support customers with an increase in lending of 3.1% and delivered a strong performance in income and operating profit supporting a return on equity of 19.9%. We continued to see good client demand for lending and net interest margin expansion supporting overall improved profitability.

Commercial & Institutional provided £6.0 billion of climate and sustainable funding and financing in Q3 2024 to support customers investing in the transition to net zero.

Q3 2024 performance

–	Total income was £130 million, or 6.7%, higher than Q2 2024 principally reflecting deposit margin expansion, customer lending growth and the impact of an additional day in the quarter. Total income was £230 million, or 12.5%, higher than Q3 2023 primarily due to deposit margin expansion, strong customer activity in capital markets and customer lending growth.

–	Net interest margin was 12 basis points higher than Q2 2024 largely reflecting deposit margin expansion and benefits from treasury activity.

–	Operating expenses of £945 million were £154 million, or 14.0%, lower than Q2 2024 and £67 million, or 6.6% lower than Q3 2023. Other operating expenses were £142 million, or 13.5%, lower than Q2 2024 reflecting reduced severance costs and benefit of VAT recovery. Other operating expenses were £49 million, or 5.1%, lower than Q3 2023 primarily due to a VAT recovery benefit.

–	An impairment charge of £109 million compared with a £96 million release in Q2 2024, reflecting the non-repeat of good book releases in Q2 2024 and higher Stage 3 charges in Q3 2024.

–	Net loans to customers increased by £4.2 billion, or 3.1%, in Q3 2024 principally due to growth within Corporate & Institutions and an increase in term loan facilities within Commercial Mid-market, partly offset by UK Government scheme repayments of £0.5 billion.

–	Customer deposits increased by £1.5 billion, or 0.8%, in Q3 2024 largely reflecting growth in Commercial Mid-market.

–	RWAs decreased by £0.9 billion, or 0.9%, compared with Q2 2024 primarily due to continued RWA management activity of £1.2 billion and foreign exchange benefits, partially offset by lending book growth and a small increase in market risk and counterparty credit risk.

NatWest Group - Form 6-K Q3 2024	13

Business performance summary continued

Central items & other

	Quarter ended
	30 September	30 June	30 September
	2024	2024	2023
	£m	£m	£m
Continuing operations
Total income	(39)	117	(9)
Operating expenses	(55)	(34)	22
of which: Other operating expenses	(51)	(10)	45
of which: Ulster Bank RoI direct expenses	(14)	(30)	(43)
Impairment releases/(losses)	5	3	(3)
Operating (loss)/profit	(89)	86	10
		As at
	30 September	30 June	31 December
	2024	2024	2023
	£bn	£bn	£bn
Net loans to customers (amortised cost)	23.0	24.0	25.8
Customer deposits	3.7	7.8	12.3
RWAs	1.9	2.6	2.8

Q3 2024 performance

-	Total income was £156 million lower than Q2 2024 primarily reflecting foreign exchange recycling losses and lower gains on interest and foreign exchange risk management derivatives not in accounting hedge relationships and lower income in relation to our Ulster Bank RoI business. Total income was £30 million lower than Q3 2023 primarily reflecting foreign exchange recycling losses and lower gains on interest and foreign exchange risk management derivatives not in accounting hedge relationships partially offset with losses associated with property lease terminations in Q3 2023 not repeated in Q3 2024.

-	Customer deposits decreased by £4.1 billion, or 52.6%, compared with Q2 2024 primarily reflecting repo activity in Treasury.

-	Net loans to customers decreased £1.0 billion to £23.0 billion in Q3 2024 mainly due to reverse repo activity in Treasury.

NatWest Group - Form 6-K Q3 2024	14

Segment performance

	Nine months ended 30 September 2024
	Retail	Private	Commercial &	Central items	Total NatWest
	Banking	Banking	Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	3,825	455	3,935	92	8,307
Own credit adjustments	-	-	(5)	-	(5)
Other non-interest income	324	242	1,941	69	2,576
Total income	4,149	697	5,871	161	10,878
Direct expenses	(586)	(190)	(1,120)	(3,844)	(5,740)
Indirect expenses	(1,527)	(331)	(1,864)	3,722	-
Other operating expenses	(2,113)	(521)	(2,984)	(122)	(5,740)
Litigation and conduct costs	(16)	(1)	(111)	(14)	(142)
Operating expenses	(2,129)	(522)	(3,095)	(136)	(5,882)
Operating profit before impairment losses/releases	2,020	175	2,776	25	4,996
Impairment (losses)/releases	(266)	14	(52)	11	(293)
Operating profit	1,754	189	2,724	36	4,703

Income excluding notable items (1)	4,149	697	5,876	54	10,776

Additional information
Return on tangible equity (1)	na	na	na	na	17.0%
Return on equity (1)	19.4%	13.6%	17.4%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	50.9%	74.7%	50.8%	nm	52.8%
Total assets (£bn)	231.1	27.3	398.7	54.8	711.9
Funded assets (£bn) (1)	231.1	27.3	331.1	53.7	643.2
Net loans to customers - amortised cost (£bn)	207.4	18.2	138.1	23.0	386.7
Loan impairment rate (1)	17bps	(10)bps	5bps	nm	10bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.6)	-	(3.6)
Impairment provisions - Stage 3 (£bn)	(1.1)	-	(1.0)	-	(2.1)
Customer deposits (£bn)	192.0	39.7	195.7	3.7	431.1
Risk-weighted assets (RWAs) (£bn)	64.8	11.0	104.0	1.9	181.7
RWA equivalent (RWAe) (£bn)	65.3	11.0	105.3	2.4	184.0
Employee numbers (FTEs - thousands)	12.2	2.2	12.8	32.5	59.7
Third party customer asset rate (1)	3.95%	4.99%	6.74%	nm	nm
Third party customer funding rate (1)	(2.08%)	(3.15%)	(1.92%)	nm	nm
Average interest earning assets (£bn) (1)	220.5	26.6	244.9	na	526.2
Net interest margin (1)	2.32%	2.29%	2.15%	na	2.11%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group - Form 6-K Q3 2024	15

Segment performance continued

	Nine months ended 30 September 2023
	Retail	Private	Commercial &	Central items	Total NatWest
	Banking	Banking	Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	4,242	572	3,775	(178)	8,411
Own credit adjustments	-	-	3	-	3
Other non-interest income	320	209	1,811	461	2,801
Total income	4,562	781	5,589	283	11,215
Direct expenses	(604)	(181)	(1,118)	(3,697)	(5,600)
Indirect expenses	(1,460)	(287)	(1,735)	3,482	-
Other operating expenses	(2,064)	(468)	(2,853)	(215)	(5,600)
Litigation and conduct costs	(83)	(11)	(146)	(2)	(242)
Operating expenses	(2,147)	(479)	(2,999)	(217)	(5,842)
Operating profit before impairment losses	2,415	302	2,590	66	5,373
Impairment losses	(362)	(9)	(79)	(2)	(452)
Operating profit	2,053	293	2,511	64	4,921

Income excluding notable items (1)	4,562	781	5,586	(32)	10,897

Additional information
Return on tangible equity (1)	na	na	na	na	17.1%
Return on equity (1)	25.1%	20.3%	16.1%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	45.2%	59.9%	51.0%	nm	49.9%
Total assets (£bn)	229.1	26.8	411.6	49.6	717.1
Funded assets (£bn) (1)	229.1	26.8	325.2	48.5	629.6
Net loans to customers - amortised cost (£bn)	205.2	18.8	130.5	22.8	377.3
Loan impairment rate (1)	23bps	6bps	8bps	nm	16bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.5)	-	(3.5)
Impairment provisions - Stage 3 (£bn)	(1.1)	-	(0.8)	-	(1.9)
Customer deposits (£bn)	184.5	37.2	201.8	12.4	435.9
Risk-weighted assets (RWAs) (£bn)	58.9	11.6	107.9	3.2	181.6
RWA equivalent (RWAe) (£bn)	58.9	11.6	109.1	3.9	183.5
Employee numbers (FTEs - thousands)	13.4	2.4	12.6	33.3	61.7
Third party customer asset rate (1)	3.13%	4.43%	5.98%	nm	nm
Third party customer funding rate (1)	(1.24%)	(1.88%)	(1.23%)	nm	nm
Average interest earning assets (£bn) (1)	221.8	27.3	244.2	na	519.2
Net interest margin (1)	2.56%	2.80%	2.07%	na	2.17%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group - Form 6-K Q3 2024	16

Segment performance continued

	Quarter ended 30 September 2024
	Retail	Private	Commercial &	Central items	Total NatWest
	Banking	Banking	Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,350	170	1,392	(13)	2,899
Own credit adjustments	-	-	2	-	2
Other non-interest income	109	83	677	(26)	843
Total income	1,459	253	2,071	(39)	3,744
Direct expenses	(205)	(64)	(356)	(1,159)	(1,784)
Indirect expenses	(451)	(102)	(555)	1,108	-
Other operating expenses	(656)	(166)	(911)	(51)	(1,784)
Litigation and conduct costs	(3)	-	(34)	(4)	(41)
Operating expenses	(659)	(166)	(945)	(55)	(1,825)
Operating profit/(loss) before impairment losses/releases	800	87	1,126	(94)	1,919
Impairment (losses)/releases	(144)	3	(109)	5	(245)
Operating profit/(loss)	656	90	1,017	(89)	1,674

Income excluding notable items (1)	1,459	253	2,069	(9)	3,772

Additional information
Return on tangible equity (1)	na	na	na	na	18.3%
Return on equity (1)	21.4%	19.7%	19.9%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	45.0%	65.6%	44.0%	nm	47.6%
Total assets (£bn)	231.1	27.3	398.7	54.8	711.9
Funded assets (£bn) (1)	231.1	27.3	331.1	53.7	643.2
Net loans to customers - amortised cost (£bn)	207.4	18.2	138.1	23.0	386.7
Loan impairment rate (1)	28bps	(7)bps	31bps	nm	25bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.6)	-	(3.6)
Impairment provisions - Stage 3 (£bn)	(1.1)	-	(1.0)	-	(2.1)
Customer deposits (£bn)	192.0	39.7	195.7	3.7	431.1
Risk-weighted assets (RWAs) (£bn)	64.8	11.0	104.0	1.9	181.7
RWA equivalent (RWAe) (£bn)	65.3	11.0	105.3	2.4	184.0
Employee numbers (FTEs - thousands)	12.2	2.2	12.8	32.5	59.7
Third party customer asset rate (1)	4.09%	5.01%	6.67%	nm	nm
Third party customer funding rate (1)	(2.10%)	(3.16%)	(1.91%)	nm	nm
Average interest earning assets (£bn) (1)	221.4	27.0	246.8	na	529.8
Net interest margin (1)	2.43%	2.50%	2.24%	na	2.18%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group - Form 6-K Q3 2024	17

Segment performance continued

	Quarter ended 30 June 2024
	Retail	Private	Commercial &	Central items	Total NatWest
	Banking	Banking	Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,259	151	1,297	50	2,757
Own credit adjustments	-	-	(2)	-	(2)
Other non-interest income	106	85	646	67	904
Total income	1,365	236	1,941	117	3,659
Direct expenses	(192)	(65)	(380)	(1,291)	(1,928)
Indirect expenses	(498)	(110)	(673)	1,281	-
Other operating expenses	(690)	(175)	(1,053)	(10)	(1,928)
Litigation and conduct costs	(7)	-	(46)	(24)	(77)
Operating expenses	(697)	(175)	(1,099)	(34)	(2,005)
Operating profit before impairment losses/releases	668	61	842	83	1,654
Impairment (losses)/releases	(59)	5	96	3	45
Operating profit	609	66	938	86	1,699

Income excluding notable items (1)	1,365	236	1,943	46	3,590

Additional information
Return on tangible equity (1)	na	na	na	na	18.5%
Return on equity (1)	20.3%	14.4%	17.8%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	50.5%	74.2%	54.3%	nm	52.7%
Total assets (£bn)	226.5	27.2	381.9	54.7	690.3
Funded assets (£bn) (1)	226.5	27.2	315.5	53.6	622.8
Net loans to customers - amortised cost (£bn)	203.3	18.1	133.9	24.0	379.3
Loan impairment rate (1)	12bps	(11)bps	(28)bps	nm	(5)bps
Impairment provisions (£bn)	(1.7)	(0.1)	(1.5)	-	(3.3)
Impairment provisions - Stage 3 (£bn)	(1.0)	-	(0.9)	(0.1)	(2.0)
Customer deposits (£bn)	191.5	39.5	194.2	7.8	433.0
Risk-weighted assets (RWAs) (£bn)	62.3	11.0	104.9	2.6	180.8
RWA equivalent (RWAe) (£bn)	63.1	11.0	106.7	3.1	183.9
Employee numbers (FTEs - thousands)	12.6	2.2	12.8	33.0	60.6
Third party customer asset rate (1)	3.97%	5.01%	6.73%	nm	nm
Third party customer funding rate (1)	(2.10%)	(3.15%)	(1.93%)	nm	nm
Average interest earning assets (£bn) (1)	219.6	26.5	246.0	na	527.6
Net interest margin (1)	2.31%	2.30%	2.12%	na	2.10%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group - Form 6-K Q3 2024	18

Segment performance continued

	Quarter ended 30 September 2023
	Retail	Private	Commercial &	Central items	Total NatWest
	Banking	Banking	Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,334	144	1,271	(64)	2,685
Own credit adjustments	-	-	(6)	-	(6)
Other non-interest income	108	70	576	55	809
Total income	1,442	214	1,841	(9)	3,488
Direct expenses	(206)	(63)	(377)	(1,147)	(1,793)
Indirect expenses	(515)	(94)	(583)	1,192	-
Other operating expenses	(721)	(157)	(960)	45	(1,793)
Litigation and conduct costs	(59)	-	(52)	(23)	(134)
Operating expenses	(780)	(157)	(1,012)	22	(1,927)
Operating profit before impairment losses/releases	662	57	829	13	1,561
Impairment (losses)/releases	(169)	2	(59)	(3)	(229)
Operating profit	493	59	770	10	1,332

Income excluding notable items (1)	1,442	214	1,847	11	3,514

Additional information
Return on tangible equity (1)	na	na	na	na	14.7%
Return on equity (1)	17.5%	11.7%	14.7%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	50.0%	73.4%	52.1%	nm	51.4%
Total assets (£bn)	229.1	26.8	411.6	49.6	717.1
Funded assets (£bn) (1)	229.1	26.8	325.2	48.5	629.6
Net loans to customers - amortised cost (£bn)	205.2	18.8	130.5	22.8	377.3
Loan impairment rate (1)	33bps	(4)bps	18bps	nm	24bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.5)	-	(3.5)
Impairment provisions - Stage 3 (£bn)	(1.1)	-	(0.8)	-	(1.9)
Customer deposits (£bn)	184.5	37.2	201.8	12.4	435.9
Risk-weighted assets (RWAs) (£bn)	58.9	11.6	107.9	3.2	181.6
RWA equivalent (RWAe) (£bn)	58.9	11.6	109.1	3.9	183.5
Employee numbers (FTEs - thousands)	13.4	2.4	12.6	33.3	61.7
Third party customer asset rate (1)	3.34%	4.80%	6.72%	nm	nm
Third party customer funding rate (1)	(1.69%)	(2.80%)	(1.65%)	nm	nm
Average interest earning assets (£bn) (1)	223.7	26.6	243.4	na	520.8
Net interest margin (1)	2.37%	2.15%	2.07%	na	2.05%

nm - not meaningful, na - not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group - Form 6-K Q3 2024	19

Risk and capital management

Credit risk

Segment analysis – portfolio summary

The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

	30 September 2024					31 December 2023
	Retail	Private	Commercial &	Central items		Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total	Banking	Banking	Institutional	& other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	181,930	17,236	127,115	26,874	353,155	182,297	17,565	119,047	29,677	348,586
Stage 2	23,599	849	13,319	-	37,767	21,208	906	15,771	6	37,891
Stage 3	3,359	304	2,457	-	6,120	3,133	258	2,162	10	5,563
Of which: individual	-	235	1,231	-	1,466	-	186	845	-	1,031
Of which: collective	3,359	69	1,226	-	4,654	3,133	72	1,317	10	4,532
Subtotal excluding disposal group loans	208,888	18,389	142,891	26,874	397,042	206,638	18,729	136,980	29,693	392,040
Disposal group loans				-	-				67	67
Total				26,874	397,042				29,760	392,107
ECL provisions (3)
Stage 1	297	15	273	15	600	306	20	356	27	709
Stage 2	478	10	326	1	815	502	20	447	7	976
Stage 3	1,089	37	1,012	-	2,138	1,097	34	819	10	1,960
Of which: individual	-	37	446	-	483	-	34	298	-	332
Of which: collective	1,089	-	566	-	1,655	1,097	-	521	10	1,628
Subtotal excluding ECL provisions on disposal group loans	1,864	62	1,611	16	3,553	1,905	74	1,622	44	3,645
ECL provisions on disposal group loans				-	-				36	36
Total				16	3,553				80	3,681
ECL provisions coverage (4)
Stage 1 (%)	0.16	0.09	0.21	0.06	0.17	0.17	0.11	0.30	0.09	0.20
Stage 2 (%)	2.03	1.18	2.45	nm	2.16	2.37	2.21	2.83	nm	2.58
Stage 3 (%)	32.42	12.17	41.19	-	34.93	35.01	13.18	37.88	100.00	35.23
ECL provisions coverage excluding disposal group loans	0.89	0.34	1.13	0.06	0.89	0.92	0.40	1.18	0.15	0.93
ECL provisions coverage on disposal group loans				-	-				53.73	53.73
Total				0.06	0.89				0.27	0.94

(1)	The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £104.7 billion (31 December 2023 – £103.1 billion) and debt securities of £61.3 billion (31 December 2023 – £50.1 billion).

(2)	Fair value through other comprehensive income (FVOCI). Includes loans to customers and banks.

(3)	Includes £4 million (31 December 2023 – £9 million) related to assets classified as FVOCI and £0.1 billion (31 December 2023 – £0.1 billion) related to off-balance sheet exposures.

(4)	ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful (nm) coverage ratio.

NatWest Group - Form 6-K Q3 2024	20

Risk and capital management continued

Credit risk continued

Segment analysis - loans

–	Retail Banking – Loans to customers increased during the year as a result of continued growth in credit card lending and the £2.3 billion Metro Bank mortgage portfolio acquisition. Excluding the acquisition, mortgage balances reduced as redemptions were only partially offset by new lending. New lending and portfolio credit quality was maintained with limited increases in arrears, in-line with expectations. Total ECL coverage decreased during the year reflective of Q2 2024 debt sale activity on unsecured portfolios (£0.2 billion of assets), reductions in economic uncertainty post model adjustments, and stable underlying portfolio performance. The reduction in good book coverage so far this year was a result of unsecured PD modelling updates alongside an improved view on forward looking economics since 31 December 2023. Post model adjustments to capture increased affordability pressures on customers due to high inflation and interest rates decreased at Q2 2024, reflecting a revision of portfolio sub-segments deemed most at risk, supported by back-testing of default outcomes. Flow rates into Stage 3 reduced during H1 2024 and have remained consistent into Q3 2024.

–	Commercial & Institutional – Growth in the first three quarters of 2024 was principally driven by financial institutions and a number of corporate sectors including commercial real estate. Sector appetite continues to be reviewed regularly, with particular focus on sector clusters deemed to represent a heightened risk. Total ECL coverage reduced during the year reflecting increased Stage 1 exposure and positive portfolio performance. Good book coverage improved due to portfolio growth and performance along with a reduction in post model adjustments. Stage 3 ECL increased due to flows into default on individually assessed customers.

Movement in ECL provision

The table below shows the main ECL provision movements during the year.

ECL provision
£m
At 1 January 2024	3,645
Transfers to disposal groups and reclassifications	(18)
Changes in economic forecasts	(17)
Changes in risk metrics and exposure: Stage 1 and Stage 2	(124)
Changes in risk metrics and exposure: Stage 3	592
Judgemental changes: changes in post model adjustments for Stage 1, Stage 2 and Stage 3	(135)
Write-offs and other	(390)
At 30 September 2024	3,553

–	For the nine months to 30 September 2024, overall ECL decreased. This primarily reflected debt sale activity on Retail Banking unsecured assets (£0.2 billion), reductions in economic uncertainty post model adjustments, and stable underlying portfolio performance across NatWest Group. There was a slight reduction in total ECL coverage alongside increases in Stage 3 ECL.

–	In the Personal portfolio, Stage 3 default inflows in 2024 reduced relative to 2023, as the recent trends of risk parameter normalisation stabilise.

–	In the Non-personal portfolio, Stage 3 charges have started to normalise driven by individual exposures. The total number of defaults has increased in 2024 but is still lower than historical trends.

–	Judgemental ECL post model adjustments decreased from 31 December 2023. This reflected management’s view that the level of economic uncertainty due to inflation being higher for longer, higher interest rates and liquidity concerns, has reduced and now represents 9% of total ECL (31 December 2023 – 13%). Refer to the ECL post model adjustments section.

NatWest Group - Form 6-K Q3 2024	21

Risk and capital management continued

Credit risk continued

ECL post model adjustments

The table below shows ECL post model adjustments.

	Retail Banking		Private	Commercial &	Central items
	Mortgages	Other	Banking	Institutional	& other	Total
30 September 2024	£m	£m	£m	£m	£m	£m
Deferred model calibrations	-	-	1	17	-	18
Economic uncertainty	80	43	7	169	-	299
Other adjustments	-	-	-	10	-	10
Total	80	43	8	196	-	327
Of which:
- Stage 1	38	21	4	82	-	145
- Stage 2	33	22	4	112	-	171
- Stage 3	9	-	-	2	-	11

31 December 2023
Deferred model calibrations	-	-	1	23	-	24
Economic uncertainty	118	39	13	256	3	429
Other adjustments	1	-	-	8	23	32
Total	119	39	14	287	26	485
Of which:
- Stage 1	75	14	6	115	10	220
- Stage 2	31	25	8	167	9	240
- Stage 3	13	-	-	5	7	25

–	Retail Banking –The post model adjustment for economic uncertainty of £123 million (31 December 2023 – £157 million) remained largely in-line with Q2 2024. The reduction relative to the 2023 year-end reflected a revision to the cost of living post model adjustment at Q2 2024 and is currently held at £114 million (31 December 2023 – £144 million). This update was supported by back-testing of default outcomes for higher risk segments. The cost of living post model adjustment captures the risk on segments in the Retail Banking portfolio that are more susceptible to the effects of cost of living rises. It focuses on key affordability lenses, including customers with lower income in fuel poverty, over-indebted borrowers and customers vulnerable to a potential mortgage rate shock.

–	Commercial & Institutional – The post model adjustment for economic uncertainty decreased to £169 million (31 December 2023 – £256 million). The inflation, supply chain and liquidity post model adjustment of £138 million (31 December 2023 – £206 million) was maintained for lending prior to 1 January 2024, with a sector level downgrade being applied to the sectors that were considered most at risk. While inflationary pressures are subsiding, geopolitical events could impact supply chains and there are ongoing concerns across many sectors in relation to reducing cash reserves. The £68 million reduction reflected positive portfolio movements and exposure reduction. A £30 million (31 December 2023 – £50 million) post model adjustment to cover the residual risks from Covid-19 remains for the risks surrounding associated debt to customers that have utilised government support schemes. This adjustment is reducing as customers default or repay.

–	Central items & other – The £26 million reduction was mainly due to the £23 million post model adjustment in other adjustments being removed in the period, reflecting the withdrawal from the Republic of Ireland.

NatWest Group - Form 6-K Q3 2024	22

Risk and capital management continued

Credit risk continued

Sector analysis – portfolio summary

The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region.

	Personal				Non-personal				Total
		Credit			Corporate and	Financial
	Mortgages (1)	cards	Other	Total	Other	institutions	Sovereign	Total
30 September 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	209,161	6,680	9,741	225,582	110,557	59,647	1,256	171,460	397,042
- UK	209,161	6,680	9,741	225,582	97,232	39,721	566	137,519	363,101
- RoI	-	-	-	-	1,097	974	-	2,071	2,071
- Other Europe	-	-	-	-	5,238	9,593	379	15,210	15,210
- RoW	-	-	-	-	6,990	9,359	311	16,660	16,660
Loans by asset quality (2)	209,161	6,680	9,741	225,582	110,557	59,647	1,256	171,460	397,042
- AQ1-AQ4	111,141	122	814	112,077	43,664	55,087	978	99,729	211,806
- AQ5-AQ8	94,378	6,299	7,832	108,509	64,168	4,490	125	68,783	177,292
- AQ9	1,066	92	198	1,356	323	12	133	468	1,824
- AQ10	2,576	167	897	3,640	2,402	58	20	2,480	6,120
Loans by stage	209,161	6,680	9,741	225,582	110,557	59,647	1,256	171,460	397,042
- Stage 1	185,922	4,714	7,276	197,912	95,220	58,920	1,103	155,243	353,155
- Stage 2	20,663	1,799	1,568	24,030	12,935	669	133	13,737	37,767
- Stage 3	2,576	167	897	3,640	2,402	58	20	2,480	6,120
- Of which: individual	144	-	24	168	1,227	51	20	1,298	1,466
- Of which: collective	2,432	167	873	3,472	1,175	7	-	1,182	4,654
Loans - past due analysis	209,161	6,680	9,741	225,582	110,557	59,647	1,256	171,460	397,042
- Not past due	206,003	6,489	8,822	221,314	107,448	59,494	1,236	168,178	389,492
- Past due 1-30 days	1,143	44	67	1,254	1,738	138	-	1,876	3,130
- Past due 31-90 days	753	45	100	898	468	9	-	477	1,375
- Past due 90-180 days	495	40	93	628	90	1	-	91	719
- Past due >180 days	767	62	659	1,488	813	5	20	838	2,326
Loans - Stage 2	20,663	1,799	1,568	24,030	12,935	669	133	13,737	37,767
- Not past due	19,503	1,745	1,467	22,715	12,020	642	133	12,795	35,510
- Past due 1-30 days	762	26	38	826	540	26	-	566	1,392
- Past due 31-90 days	398	28	63	489	375	1	-	376	865
Weighted average life
- ECL measurement (years)	8	4	6	5	6	2	1	6	6
Weighted average 12 months PDs
- IFRS 9 (%)	0.52	3.03	5.09	0.77	1.27	0.18	5.46	0.92	0.84
- Basel (%)	0.68	3.58	3.26	0.86	1.10	0.16	5.46	0.81	0.84
ECL provisions by geography	444	404	1,057	1,905	1,541	87	20	1,648	3,553
- UK	444	404	1,057	1,905	1,371	34	13	1,418	3,323
- RoI	-	-	-	-	3	1	-	4	4
- Other Europe	-	-	-	-	114	8	-	122	122
- RoW	-	-	-	-	53	44	7	104	104

For the notes to this table refer to page 26.

NatWest Group - Form 6-K Q3 2024	23

Risk and capital management continued

Credit risk continued

Sector analysis – portfolio summary continued

	Personal				Non-personal				Total
		Credit	Other		Corporate and	Financial
	Mortgages (1)	cards	personal	Total	Other	institutions	Sovereign	Total
30 September 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions by stage	444	404	1,057	1,905	1,541	87	20	1,648	3,553
- Stage 1	60	92	150	302	249	36	13	298	600
- Stage 2	68	198	214	480	324	9	2	335	815
- Stage 3	316	114	693	1,123	968	42	5	1,015	2,138
- Of which: individual	12	-	14	26	415	37	5	457	483
- Of which: collective	304	114	679	1,097	553	5	-	558	1,655
ECL provisions coverage (%)	0.21	6.05	10.85	0.84	1.39	0.15	1.59	0.96	0.89
- Stage 1 (%)	0.03	1.95	2.06	0.15	0.26	0.06	1.18	0.19	0.17
- Stage 2 (%)	0.33	11.01	13.65	2.00	2.50	1.35	1.50	2.44	2.16
- Stage 3 (%)	12.27	68.26	77.26	30.85	40.30	72.41	25.00	40.93	34.93
Loans by residual maturity	209,161	6,680	9,741	225,582	110,557	59,647	1,256	171,460	397,042
- <1 year	3,368	3,680	3,180	10,228	34,826	45,266	426	80,518	90,746
- 1-5 year	11,732	3,000	5,544	20,276	47,007	11,542	499	59,048	79,324
- >5<15 year	45,515	-	1,011	46,526	20,867	2,805	297	23,969	70,495
- >15 year	148,546	-	6	148,552	7,857	34	34	7,925	156,477
Other financial assets by asset quality (2)	-	-	-	-	3,178	29,011	133,767	165,956	165,956
- AQ1-AQ4	-	-	-	-	3,176	28,618	133,767	165,561	165,561
- AQ5-AQ8	-	-	-	-	2	393	-	395	395
Off-balance sheet	13,625	19,434	8,118	41,177	74,529	21,246	237	96,012	137,189
- Loan commitments	13,625	19,434	8,077	41,136	71,483	19,772	237	91,492	132,628
- Financial guarantees	-	-	41	41	3,046	1,474	-	4,520	4,561
Off-balance sheet by asset quality (2)	13,625	19,434	8,118	41,177	74,529	21,246	237	96,012	137,189
- AQ1-AQ4	12,805	510	6,736	20,051	47,313	19,601	150	67,064	87,115
- AQ5-AQ8	806	18,585	1,335	20,726	26,783	1,601	23	28,407	49,133
- AQ9	-	9	20	29	18	-	64	82	111
- AQ10	14	330	27	371	415	44	-	459	830

For the notes to this table refer to page 26.

NatWest Group - Form 6-K Q3 2024	24

Risk and capital management continued

Credit risk continued

Sector analysis – portfolio summary continued

	Personal				Non-personal				Total
		Credit			Corporate and	Financial
	Mortgages (1)	cards	Other	Total	Other	institutions	Sovereign	Total
31 December 2023 (3)	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	208,275	5,904	9,595	223,774	108,546	57,087	2,633	168,266	392,040
- UK	208,275	5,893	9,592	223,760	95,736	39,906	2,016	137,658	361,418
- RoI	-	11	3	14	897	279	-	1,176	1,190
- Other Europe	-	-	-	-	5,471	7,865	399	13,735	13,735
- RoW	-	-	-	-	6,442	9,037	218	15,697	15,697
Loans by asset quality (2)	208,275	5,904	9,595	223,774	108,546	57,087	2,633	168,266	392,040
- AQ1-AQ4	118,266	124	914	119,304	42,217	53,367	2,488	98,072	217,376
- AQ5-AQ8	86,868	5,577	7,552	99,997	63,818	3,686	123	67,627	167,624
- AQ9	860	63	150	1,073	386	18	-	404	1,477
- AQ10	2,281	140	979	3,400	2,125	16	22	2,163	5,563
Loans by stage	208,275	5,904	9,595	223,774	108,546	57,087	2,633	168,266	392,040
- Stage 1	188,140	3,742	6,983	198,865	91,006	56,105	2,610	149,721	348,586
- Stage 2	17,854	2,022	1,633	21,509	15,415	966	1	16,382	37,891
- Stage 3	2,281	140	979	3,400	2,125	16	22	2,163	5,563
- Of which: individual	122	-	20	142	865	2	22	889	1,031
- Of which: collective	2,159	140	959	3,258	1,260	14	-	1,274	4,532
Loans - past due analysis	208,275	5,904	9,595	223,774	108,546	57,087	2,633	168,266	392,040
- Not past due	205,405	5,743	8,578	219,726	104,316	56,735	2,633	163,684	383,410
- Past due 1-30 days	1,178	41	71	1,290	2,713	332	-	3,045	4,335
- Past due 31-90 days	518	38	112	668	616	12	-	628	1,296
- Past due 90-180 days	445	32	103	580	113	2	-	115	695
- Past due >180 days	729	50	731	1,510	788	6	-	794	2,304
Loans - Stage 2	17,854	2,022	1,633	21,509	15,415	966	1	16,382	37,891
- Not past due	16,803	1,971	1,529	20,303	14,358	932	1	15,291	35,594
- Past due 1-30 days	765	27	40	832	616	24	-	640	1,472
- Past due 31-90 days	286	24	64	374	441	10	-	451	825
Weighted average life
- ECL measurement (years)	9	3	6	6	6	2	-	6	6
Weighted average 12 months PDs
- IFRS 9 (%)	0.50	3.45	5.29	0.75	1.55	0.19	0.37	1.07	0.89
- Basel (%)	0.67	3.37	3.15	0.84	1.16	0.17	0.37	0.81	0.83
ECL provisions by geography	420	376	1,168	1,964	1,599	66	16	1,681	3,645
- UK	420	365	1,163	1,948	1,383	38	13	1,434	3,382
- RoI	-	11	5	16	6	1	-	7	23
- Other Europe	-	-	-	-	153	12	-	165	165
- RoW	-	-	-	-	57	15	3	75	75

For the notes to this table refer to page 26.

NatWest Group - Form 6-K Q3 2024	25

Risk and capital management continued

Credit risk continued

Sector analysis – portfolio summary continued

	Personal				Non-personal				Total
		Credit	Other		Corporate and	Financial
	Mortgages (1)	cards	personal	Total	Other	institutions	Sovereign	Total
31 December 2023 (3)	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions by stage	420	376	1,168	1,964	1,599	66	16	1,681	3,645
- Stage 1	88	76	152	316	336	44	13	393	709
- Stage 2	61	207	238	506	454	15	1	470	976
- Stage 3	271	93	778	1,142	809	7	2	818	1,960
- Of which: individual	12	-	14	26	302	2	2	306	332
- Of which: collective	259	93	764	1,116	507	5	-	512	1,628
ECL provisions coverage (%)	0.20	6.37	12.17	0.88	1.47	0.12	0.61	1.00	0.93
- Stage 1 (%)	0.05	2.03	2.18	0.16	0.37	0.08	0.50	0.26	0.20
- Stage 2 (%)	0.34	10.24	14.57	2.35	2.95	1.55	100.00	2.87	2.58
- Stage 3 (%)	11.88	66.43	79.47	33.59	38.07	43.75	9.09	37.82	35.23
Loans by residual maturity	208,275	5,904	9,595	223,774	108,546	57,087	2,633	168,266	392,040
- <1 year	3,375	3,398	3,169	9,942	31,008	43,497	489	74,994	84,936
- 1-5 year	9,508	2,506	5,431	17,445	49,789	11616	1,872	63,277	80,722
- >5<15 year	46,453	-	993	47,446	19,868	1,939	199	22,006	69,452
- >15 year	148,939	-	2	148,941	7,881	35	73	7,989	156,930
Other financial assets by asset quality (2)	-	-	-	-	2,690	26,816	123,683	153,189	153,189
- AQ1-AQ4	-	-	-	-	2,690	26,084	123,683	152,457	152,457
- AQ5-AQ8	-	-	-	-	-	732	-	732	732
Off-balance sheet	9,843	17,284	8,462	35,589	73,921	22,221	227	96,369	131,958
- Loan commitments	9,843	17,284	8,417	35,544	70,942	20,765	227	91,934	127,478
- Financial guarantees	-	-	45	45	2,979	1,456	-	4,435	4,480
Off-balance sheet by asset quality (2)	9,843	17,284	8,462	35,589	73,921	22,221	227	96,369	131,958
- AQ1-AQ4	9,099	448	7,271	16,818	47,296	20,644	165	68,105	84,923
- AQ5-AQ8	721	16,518	1,162	18,401	26,296	1,574	45	27,915	46,316
- AQ9	7	6	4	17	15	-	-	15	32
- AQ10	16	312	25	353	314	3	17	334	687

(1)	Includes a portion of Private Banking lending secured against residential real estate, in line with ECL calculation methodology. Private Banking and RBS International mortgages are reported in UK, reflecting the country of lending origination and includes crown dependencies.

(2)	AQ bandings are based on Basel PDs and mapping is as follows:

Internal asset quality band	Probability of default range	Indicative S&P rating	Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA	AQ6	1.076% - 2.153%	BB- to B+
AQ2	0.034% - 0.048%	AA to AA-	AQ7	2.153% - 6.089%	B+ to B
AQ3	0.048% - 0.095%	A+ to A	AQ8	6.089% - 17.222%	B- to CCC+
AQ4	0.095% - 0.381%	BBB+ to BBB-	AQ9	17.222% - 100%	CCC to C
AQ5	0.381% - 1.076%	BB+ to BB	AQ10	100%	D

£0.3 billion (31 December 2023 – £0.3 billion) of AQ10 Personal balances primarily relate to loan commitments, the drawdown of which is effectively prohibited.

(3)	Previously published sectors for the Non-personal portfolio have been re-presented to reflect internal sector reporting. Property is now included in corporate and other.

NatWest Group - Form 6-K Q3 2024	26

Risk and capital management continued

Credit risk continued

Sector analysis – portfolio summary

The table below shows ECL by stage, for the Personal portfolio and Non-personal portfolio including the three largest borrowing sector clusters included in corporate and other.

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions
					Loan	Contingent
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
30 September 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	197,912	24,030	3,640	225,582	41,136	41	302	480	1,123	1,905
Mortgages (1)	185,922	20,663	2,576	209,161	13,625	-	60	68	316	444
Credit cards	4,714	1,799	167	6,680	19,434	-	92	198	114	404
Other personal	7,276	1,568	897	9,741	8,077	41	150	214	693	1,057
Non-personal	155,243	13,737	2,480	171,460	91,492	4,520	298	335	1,015	1,648
Financial institutions (2)	58,920	669	58	59,647	19,772	1,474	36	9	42	87
Sovereigns	1,103	133	20	1,256	237	-	13	2	5	20
Corporate and other	95,220	12,935	2,402	110,557	71,483	3,046	249	324	968	1,541
Of which:
Commercial real estate	16,485	1,365	410	18,260	6,280	120	60	29	144	233
Consumer industries	13,114	3,399	468	16,981	10,533	576	42	91	198	331
Mobility and logistics	13,674	1,535	168	15,377	9,497	634	25	28	56	109
Total	353,155	37,767	6,120	397,042	132,628	4,561	600	815	2,138	3,553

31 December 2023 (3)
Personal	198,865	21,509	3,400	223,774	35,544	45	316	506	1,142	1,964
Mortgages (1)	188,140	17,854	2,281	208,275	9,843	-	88	61	271	420
Credit cards	3,742	2,022	140	5,904	17,284	-	76	207	93	376
Other personal	6,983	1,633	979	9,595	8,417	45	152	238	778	1,168
Non-personal	149,721	16,382	2,163	168,266	91,934	4,435	393	470	818	1,681
Financial institutions (2)	56,105	966	16	57,087	20,765	1,456	44	15	7	66
Sovereigns	2,610	1	22	2,633	227	-	13	1	2	16
Corporate and other	91,006	15,415	2,125	108,546	70,942	2,979	336	454	809	1,599
Of which:
Commercial real estate	14,998	2,040	374	17,412	7,155	106	86	58	112	256
Consumer industries	12,586	4,050	541	17,177	10,209	649	61	119	222	402
Mobility and logistics	13,186	2,074	143	15,403	8,728	496	33	39	48	120
Total	348,586	37,891	5,563	392,040	127,478	4,480	709	976	1,960	3,645

(1)	As at 30 September 2024, £139.9 billion, 66.9%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (31 December 2023 – £140.8 billion, 67.6%). Of which, 45.7% were rated as EPC A to C (31 December 2023 – 44.1%).
(2)	Includes transactions, such as securitisations, where the underlying risk may be in other sectors.
(3)	Previously published sectors for the Non-personal portfolio have been re-presented to reflect internal sector reporting. Property is now included in corporate and other.

NatWest Group - Form 6-K Q3 2024	27

Risk and capital management continued

Capital, liquidity and funding risk

Introduction

NatWest Group takes a comprehensive approach to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring that NatWest Group operates within its regulatory requirements and risk appetite.

Key developments since 31 December 2023

CET1 ratio 13.9% (as at 31 December 2023 – 13.4%)	MREL ratio 32.9% (as at 31 December 2023 – 30.5%)	RWAs £181.7bn (as at 31 December 2023 – £183.0bn)

The CET1 ratio increased by 50 basis points to 13.9%. The increase in the CET1 ratio was due to a £0.9 billion increase in CET1 capital and a £1.3 billion decrease in RWAs.

The CET1 capital increase was mainly driven by an attributable profit to ordinary shareholders of £2.8 billion (net of ordinary interim dividend paid) and other movements on reserves and regulatory adjustments of £0.1 billion partially offset by a directed buyback of £1.2 billion and a foreseeable ordinary dividend accrual of £0.8 billion.

The Minimum Requirements of own funds and Eligible Liabilities (MREL) ratio increased by 240 basis points to 32.9%, driven by a £4.0 billion increase in MREL and £1.3 billion decrease in RWAs. MREL increased to £59.8 billion driven by a £2.2 billion increase in eligible capital and a £1.8 billion increase in senior unsecured debt. The increase in capital was driven by attributable profit and reserve movements, a £0.8 billion increase due to issuance of $1.0 billion Additional Tier 1 and a £0.6 billion increase driven by issuances and redemptions of subordinated debt instruments in the period. The increase in senior unsecured debt was driven by the issuance of USD debt instruments totalling $4.6 billion and EUR debt instruments totalling €1.8 billion, partially offset by redemption of a €0.8 billion debt instrument and a $2.0 billion debt instrument, and FX movements.

Total RWAs decreased by £1.3 billion to £181.7 billion reflecting:

-         a decrease in credit risk RWAs of £2.2 billion, primarily due to active RWA management and a reduction in risk weighted assets from foreign exchange movements due to sterling appreciation versus the euro and US dollar. These movements are partially offset by drawdowns and new facilities within Commercial & Institutional, lending growth and the Metro Bank mortgage portfolio acquisition within Retail Banking.

-         a decrease of £0.5 billion in counterparty credit risk driven by reduced over-the-counter exposures.

-         a decrease in market risk RWAs of £0.2 billion, predominantly driven by risk reduction activity.

-         an increase of £1.6 billion in operational risk RWAs following the annual recalculation as a result of higher income compared to 2020.

UK leverage ratio 5.0% (as at 31 December 2023 – 5.0%)	Liquidity portfolio £226.5bn (as at 31 December 2023 – £222.8bn)	LCR 148% (as at 31 December 2023 – 144%)
The leverage ratio remains at 5.0%, due to a £31.9 billion increase in leverage exposure offset by a £1.7 billion increase in Tier 1 capital. The key drivers in the leverage exposure were an increase in other financial assets, trading assets, and other off-balance sheet items.	The liquidity portfolio increased by £3.7 billion to £226.5 billion during the year. Primary liquidity increased by £14.2 billion to £162.3 billion, driven by an increase in customer deposits and issuance partially offset by increased lending (incl. Metro Bank mortgage portfolio acquisition) and capital distributions (share buyback and dividends). Secondary liquidity decreased £10.5 billion due to a decrease in pre-positioned collateral at the Bank of England.	The Liquidity Coverage Ratio (LCR) increased by 4 percentage points to 148%, during the year, driven by increased customer deposits and issuance partially offset by increased lending (incl. Metro Bank mortgage portfolio acquisition) and capital distributions (share buyback and dividends).

NatWest Group - Form 6-K Q3 2024	28

Risk and capital management continued

Capital, liquidity and funding risk continued

Maximum Distributable Amount (MDA) and Minimum Capital Requirements

NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different capital requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both NatWest Group’s minimum requirements and its MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.8%	2.4%	3.2%
Minimum Capital Requirements	6.3%	8.4%	11.2%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	1.7%	1.7%	1.7%
MDA threshold (2)	10.5%	n/a	n/a
Overall capital requirement	10.5%	12.6%	15.4%
Capital ratios at 30 September 2024	13.9%	16.5%	19.7%
Headroom (3,4)	3.4%	3.9%	4.3%

(1)	The UK countercyclical buffer (CCyB) rate is currently being maintained at 2%. This may vary in either direction in the future subject to how risks develop. Foreign exposures may be subject to different CCyB rates depending on the rate set in those jurisdictions.
(2)	Pillar 2A requirements for NatWest Group are set as a variable amount with the exception of some fixed add-ons.
(3)	The headroom does not reflect excess distributable capital and may vary over time.
(4)	Headroom as at 31 December 2023 was CET1 2.9%, Total Tier 1 2.9% and Total Capital 3.0%.

Leverage ratios

The table below summarises the minimum ratios of capital to leverage exposure under the binding PRA UK leverage framework applicable for NatWest Group.

Type	CET1	Total Tier 1
Minimum ratio	2.44%	3.25%
Countercyclical leverage ratio buffer (1)	0.6%	0.6%
Total	3.04%	3.85%

(1)	The countercyclical leverage ratio buffer is set at 35% of NatWest Group’s CCyB.

NatWest Group - Form 6-K Q3 2024	29

Risk and capital management continued

Capital, liquidity and funding risk continued

Capital and leverage ratios

The table below sets out the key capital and leverage ratios. NatWest Group is subject to the requirements set out in the UK CRR therefore the capital and leverage ratios are presented under these frameworks on a transitional basis.

	30 September	30 June	31 December
	2024	2024	2023
Capital adequacy ratios (1)%		%	%
CET1	13.9	13.6	13.4
Tier 1	16.5	16.2	15.5
Total	19.7	19.5	18.4

Capital	£m	£m	£m
Tangible equity	26,220	25,241	25,653

Expected loss less impairment	(23)	(34)	-
Prudential valuation adjustment	(245)	(233)	(279)
Deferred tax assets	(746)	(822)	(979)
Own credit adjustments	18	19	(10)
Pension fund assets	(162)	(161)	(143)
Cash flow hedging reserve	1,365	1,812	1,899
Foreseeable ordinary dividends	(808)	(839)	(1,013)
Adjustment for trust assets (2)	(365)	(365)	(365)
Foreseeable charges	-	(50)	(525)
Adjustments under IFRS 9 transitional arrangements	42	39	202
Total regulatory adjustments	(924)	(634)	(1,213)

CET1 capital	25,296	24,607	24,440

Additional AT1 capital	4,670	4,670	3,875
Tier 1 capital	29,966	29,277	28,315

Tier 2 capital	5,824	5,924	5,317
Total regulatory capital	35,790	35,201	33,632

Risk-weighted assets
Credit risk	145,448	144,852	147,598
Counterparty credit risk	7,255	7,139	7,830
Market risk	7,190	6,956	7,363
Operational risk	21,821	21,821	20,198
Total RWAs	181,714	180,768	182,989

(1)	Based on current PRA rules, includes the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting. The impact of the IFRS 9 transitional adjustments at 30 September 2024 was £42 million for CET1 capital, £42 million for Total Capital and £3 million RWAs (30 June 2024 - £39 million CET1 capital, £39 million Total Capital and £1 million RWAs and 31 December 2023 - £0.2 billion CET1 capital, £54 million Total Capital and £17 million RWAs). Excluding this adjustment, the CET1 ratio would be 13.9% (30 June 2024 – 13.6% and 31 December 2023 – 13.2%). Tier 1 Capital ratio would be 16.5% (30 June 2024 – 16.2% and 31 December 2023 – 15.4%) and the Total Capital ratio would be 19.7% (30 June 2024 - 19.5% and 31 December 2023 – 18.4%).
(2)	Prudent deduction in respect of agreement with the pension fund.

NatWest Group - Form 6-K Q3 2024	30

Risk and capital management continued

Capital, liquidity and funding risk continued

Capital and leverage ratios continued

	30 September	30 June	31 December
	2024	2024	2023
Leverage	£m	£m	£m
Cash and balances at central banks	105,629	115,833	104,262
Trading assets	54,445	45,974	45,551
Derivatives	68,720	67,514	78,904
Financial assets	455,770	437,909	439,449
Other assets	27,317	22,116	23,605
Assets of disposal groups	16	992	902
Total assets	711,897	690,338	692,673
Derivatives
- netting and variation margin	(66,427)	(66,846)	(79,299)
- potential future exposures	16,047	16,829	17,212
Securities financing transactions gross up	1,588	1,645	1,868
Other off balance sheet items	57,154	55,003	50,961
Regulatory deductions and other adjustments	(20,707)	(15,782)	(16,043)
Claims on central banks	(102,090)	(112,377)	(100,735)
Exclusion of bounce back loans	(2,746)	(3,084)	(3,794)
UK leverage exposure	594,716	565,726	562,843
UK leverage ratio (%) (1)	5.0	5.2	5.0

(1)	The UK leverage exposure and transitional Tier 1 capital are calculated in accordance with current PRA rules. Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 5.0% (30 June 2024 – 5.2%, 31 December 2023 – 5.0%).

NatWest Group - Form 6-K Q3 2024	31

Risk and capital management continued

Capital, liquidity and funding risk continued

Capital flow statement

The table below analyses the movement in CET1, AT1 and Tier 2 capital for the nine months ended 30 September 2024. It is presented on a transitional basis based on current PRA rules.

	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 31 December 2023	24,440	3,875	5,317	33,632
Attributable profit for the period	3,271	-	-	3,271
Ordinary interim dividend paid	(497)	-	-	(497)
Directed buyback	(1,241)	-	-	(1,241)
Foreseeable ordinary dividends	(808)	-	-	(808)
Foreign exchange reserve	(137)	-	-	(137)
FVOCI reserve	(8)	-	-	(8)
Own credit	28	-	-	28
Share based remuneration and shares vested under employee share schemes	135	-	-	135
Goodwill and intangibles deduction	26	-	-	26
Deferred tax assets	233	-	-	233
Prudential valuation adjustments	34	-	-	34
New issues of capital instruments	-	795	1,341	2,136
Redemption of capital instruments	-	-	(622)	(622)
Foreign exchange movements	-	-	(84)	(84)
Adjustment under IFRS 9 transitional arrangements	(160)	-	-	(160)
Expected loss less impairment	(23)	-	-	(23)
Other movements	3	-	(128)	(125)
At 30 September 2024	25,296	4,670	5,824	35,790

–	For CET1 movements refer to the key points on page 28.
–	AT1 movements reflects the £0.8 billion issued of the $1.0 billion 8.125% Reset Perpetual Subordinated Contingent Convertible Notes issued in May 2024.
–	Tier 2 instrument movements of £0.6 billion include £0.8 billion in relation to $1.0 billion 6.475% Fixed to Fixed Reset Subordinated Tier 2 Notes 2034 issued in March 2024 and a £0.6 billion 5.642% Fixed to Fixed Reset Subordinated Tier 2 Notes 2034 issued in September 2024, partially offset by the £0.1 billion redemption of 5.125% Subordinated Tier 2 Notes 2024 in May 2024, £0.6 billion in relation to the $750 million redemption of Fixed to Fixed Reset Subordinated Tier 2 Notes 2029 in September 2024 and foreign exchange movements.
–	Within Tier 2, there was also a decrease in the Tier 2 surplus provisions.

NatWest Group - Form 6-K Q3 2024	32

Risk and capital management continued

Capital, liquidity and funding risk continued

Risk-weighted assets

The table below analyses the movement in RWAs for the nine months ended 30 September 2024, by key drivers.

		Counterparty		Operational
	Credit risk	credit risk	Market risk	risk	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2023	147.6	7.8	7.4	20.2	183.0
Foreign exchange movement	(1.0)	-	-	-	(1.0)
Business movement	(1.4)	(0.4)	(0.2)	1.6	(0.4)
Risk parameter changes	(0.7)	(0.1)	-	-	(0.8)
Model updates	-	-	-	-	-
Acquisitions	0.9	-	-	-	0.9
At 30 September 2024	145.4	7.3	7.2	21.8	181.7

The table below analyses segmental RWAs.

					Total
	Retail	Private	Commercial &	Central items	NatWest
	Banking	Banking	Institutional	& other	Group
Total RWAs	£bn	£bn	£bn	£bn	£bn
At 31 December 2023	61.6	11.2	107.4	2.8	183.0
Foreign exchange movement	-	-	(1.0)	-	(1.0)
Business movement	2.0	(0.2)	(1.3)	(0.9)	(0.4)
Risk parameter changes	0.1	-	(0.9)	-	(0.8)
Model updates	0.2	-	(0.2)	-	-
Acquisitions	0.9	-	-	-	0.9
At 30 September 2024	64.8	11.0	104.0	1.9	181.7

Credit risk	56.4	9.5	78.1	1.4	145.4
Counterparty credit risk	0.2	-	7.1	-	7.3
Market risk	0.1	-	7.1	-	7.2
Operational risk	8.1	1.5	11.7	0.5	21.8
Total RWAs	64.8	11.0	104.0	1.9	181.7

Total RWAs decreased by £1.3 billion to £181.7 billion during the period mainly reflecting:

–	A reduction in risk weighted assets from foreign exchange movements of £1.0 billion due to sterling appreciation versus the euro and US dollar.
–	A decrease in business movements of £0.4 billion primarily due to active RWA management of £5.6 billion, partially offset by the recalculation of operational risk as a result of higher income when compared to 2020 and an increase in drawdowns and new facilities within Commercial & Institutional. Further increases in Retail Banking reflecting lending growth.
–	Reduction in risk parameters of £0.8 billion primarily driven by customers moving into default and improved risk metrics within Commercial & Institutional.
–	An offsetting movement in model updates driven by IRB Temporary Model Adjustment within Retail Banking and Commercial & Institutional.
–	An increase in acquisitions of £0.9 billion for the Metro Bank mortgage portfolio acquisition within Retail Banking.

NatWest Group - Form 6-K Q3 2024	33

Risk and capital management continued

Capital, liquidity and funding risk continued

Liquidity portfolio

The table below shows the composition of the liquidity portfolio with primary liquidity aligned to high-quality liquid assets on a regulatory LCR basis. Secondary liquidity comprises assets which are eligible as collateral for local central bank liquidity facilities and do not form part of the LCR eligible high-quality liquid assets.

	Liquidity value
	30 September 2024			30 June 2024			31 December 2023
	NatWest	NWH	UK DoL	NatWest	NWH	UK DoL	NatWest	NWH	UK DoL
	Group (1)	Group (2)	Sub	Group (1)	Group (2)	Sub	Group (1)	Group (2)	Sub
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	101,413	69,097	68,621	111,763	73,408	72,895	99,855	68,495	67,954
High quality government/MDB/PSE and GSE bonds (4)	48,401	36,187	36,187	35,616	26,253	26,253	36,250	26,510	26,510
Extremely high quality covered bonds	3,820	3,820	3,820	3,892	3,892	3,892	4,164	4,164	4,164
LCR level 1 assets	153,634	109,104	108,628	151,271	103,553	103,040	140,269	99,169	98,628
LCR level 2 Eligible Assets (5)	8,629	7,444	7,444	9,124	7,897	7,897	7,796	7,320	7,320
Primary liquidity (HQLA) (6)	162,263	116,548	116,072	160,395	111,450	110,937	148,065	106,489	105,948
Secondary liquidity	64,214	64,186	64,186	66,589	66,559	66,559	74,722	74,683	74,683
Total liquidity value	226,477	180,734	180,258	226,984	178,009	177,496	222,787	181,172	180,631

(1)	NatWest Group includes the UK Domestic Liquidity Sub-Group (UK DoLSub), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include RBSI Ltd and NWM N.V. who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(2)	NWH Group comprises UK DoLSub and NatWest Bank Europe GmbH who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(3)	NatWest Markets Plc liquidity portfolio is reported in the NatWest Markets Plc 2023 Annual Report and Accounts.
(4)	Multilateral development bank abbreviated to MDB, public sector entities abbreviated to PSE and government sponsored entities abbreviated to GSE.
(5)	Includes Level 2A and Level 2B.
(6)	High-quality liquid assets abbreviated to HQLA.

Pension risk

In September 2024, the Trustee of the NatWest Group Pension Fund entered into a further buy-in transaction with a third party insurer for some of the liabilities of the Main section. Around a third of the Main section is now covered by insurance policies that give protection against demographic and investment risks, improving security of the member benefits. The transaction does not affect the 2024 statement of comprehensive income because the net pension asset is limited to zero due to the impact of the asset ceiling.

NatWest Group - Form 6-K Q3 2024	34

Condensed consolidated income statement

for the period ended 30 September 2024 (unaudited)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Interest receivable	18,734	15,071	6,444	6,235	5,589
Interest payable	(10,427)	(6,660)	(3,545)	(3,478)	(2,904)
Net interest income	8,307	8,411	2,899	2,757	2,685
Fees and commissions receivable	2,378	2,213	811	797	754
Fees and commissions payable	(529)	(484)	(181)	(171)	(169)
Trading income	607	609	257	221	191
Other operating income	115	466	(42)	55	27
Non-interest income	2,571	2,804	845	902	803
Total income	10,878	11,215	3,744	3,659	3,488
Staff costs	(3,112)	(2,924)	(965)	(1,085)	(919)
Premises and equipment	(863)	(845)	(284)	(286)	(275)
Other administrative expenses	(1,153)	(1,390)	(330)	(399)	(519)
Depreciation and amortisation	(754)	(683)	(246)	(235)	(214)
Operating expenses	(5,882)	(5,842)	(1,825)	(2,005)	(1,927)
Profit before impairment losses/releases	4,996	5,373	1,919	1,654	1,561
Impairment (losses)/releases	(293)	(452)	(245)	45	(229)
Operating profit before tax	4,703	4,921	1,674	1,699	1,332
Tax charge	(1,232)	(1,439)	(431)	(462)	(378)
Profit from continuing operations	3,471	3,482	1,243	1,237	954
Profit/(loss) from discontinued operations, net of tax	12	(138)	1	15	(30)
Profit for the period	3,483	3,344	1,244	1,252	924

Attributable to:
Ordinary shareholders	3,271	3,165	1,172	1,181	866
Paid-in equity holders	202	182	73	69	61
Non-controlling interests	10	(3)	(1)	2	(3)
	3,483	3,344	1,244	1,252	924

Earnings per ordinary share - continuing operations	38.2p	35.6p	14.1p	13.5p	10.1p
Earnings per ordinary share - discontinued operations	0.1p	(1.5p)	0.0p	0.2p	(0.3p)
Total earnings per share attributable to ordinary shareholders - basic	38.3p	34.1p	14.1p	13.7p	9.8p
Earnings per ordinary share - fully diluted continuing operations	37.9p	35.4p	14.0p	13.4p	10.1p
Earnings per ordinary share - fully diluted discontinued operations	0.1p	(1.5p)	0.0p	0.2p	(0.3p)
Total earnings per share attributable to ordinary shareholders - fully diluted	38.0p	33.9p	14.0p	13.6p	9.8p

NatWest Group - Form 6-K Q3 2024	35

Condensed consolidated statement of comprehensive income

for the period ended 30 September 2024 (unaudited)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Profit for the period	3,483	3,344	1,244	1,252	924
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of retirement benefit schemes	(92)	(105)	(32)	(24)	(41)
Changes in fair value of financial liabilities designated at fair value through profit or loss (FVTPL) due to changes in credit risk	(25)	(27)	1	(3)	(23)
FVOCI financial assets	16	36	49	(20)	6
Tax	39	20	(5)	13	13
	(62)	(76)	13	(34)	(45)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
FVOCI financial assets	21	65	(20)	(4)	12
Cash flow hedges	732	(208)	611	187	526
Currency translation	(119)	(401)	(77)	(17)	68
Tax	(221)	(16)	(164)	(60)	(143)
	413	(560)	350	106	463
Other comprehensive profit/(losses) after tax	351	(636)	363	72	418
Total comprehensive income for the period	3,834	2,708	1,607	1,324	1,342

Attributable to:
Ordinary shareholders	3,622	2,529	1,535	1,253	1,284
Paid-in equity holders	202	182	73	69	61
Non-controlling interests	10	(3)	(1)	2	(3)
	3,834	2,708	1,607	1,324	1,342

NatWest Group - Form 6-K Q3 2024	36

Condensed consolidated balance sheet

as at 30 September 2024 (unaudited)

	30 September	31 December
	2024	2023
	£m	£m
Assets
Cash and balances at central banks	105,629	104,262
Trading assets	54,445	45,551
Derivatives	68,720	78,904
Settlement balances	11,637	7,231
Loans to banks - amortised cost	6,742	6,914
Loans to customers - amortised cost	386,723	381,433
Other financial assets	62,305	51,102
Intangible assets	7,588	7,614
Other assets	8,092	8,760
Assets of disposal groups	16	902
Total assets	711,897	692,673

Liabilities
Bank deposits	31,747	22,190
Customer deposits	431,070	431,377
Settlement balances	12,283	6,645
Trading liabilities	59,079	53,636
Derivatives	61,650	72,395
Other financial liabilities	63,552	55,089
Subordinated liabilities	6,669	5,714
Notes in circulation	3,304	3,237
Other liabilities	4,004	5,202
Total liabilities	673,358	655,485

Equity
Ordinary shareholders' interests	33,808	33,267
Other owners' interests	4,690	3,890
Owners' equity	38,498	37,157
Non-controlling interests	41	31
Total equity	38,539	37,188

Total liabilities and equity	711,897	692,673

NatWest Group - Form 6-K Q3 2024	37

Condensed consolidated statement of changes in equity

for the period ended 30 September 2024 (unaudited)

	Share		Other		Other reserves				Total	Non
	capital and	Paid-in	statutory	Retained		Cash flow	Foreign		owners'	controlling	Total
	share premium	equity	reserves (3)	earnings	Fair value	hedging	exchange	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	10,844	3,890	2,004	10,645	(49)	(1,899)	841	10,881	37,157	31	37,188
Profit attributable to ordinary shareholders and other equity owners
- continuing operations				3,461					3,461	10	3,471
- discontinued operations				12					12	-	12

Other comprehensive income
Realised gains in period on FVOCI equity shares				54	(54)				-		-
Remeasurement of retirement benefit schemes				(92)					(92)		(92)
Changes in fair value of credit in financial liabilities designated at FVTPL due to own credit risk				(25)					(25)		(25)
Unrealised gains					24				24		24
Amounts recognised in equity						(442)			(442)		(442)
Retranslation of net assets							(283)		(283)		(283)
Gains on hedges of net assets							122		122		122
Amount transferred from equity to earnings					13	1,174	42		1,229		1,229
Tax				25	9	(198)	(18)		(182)		(182)
Total comprehensive income/(loss)	-	-	-	3,435	(8)	534	(137)	-	3,824	10	3,834

Transactions with owners
Ordinary share dividends paid				(1,505)					(1,505)	-	(1,505)
Paid in equity dividends				(202)					(202)		(202)
Securities issued		800							800		800
Shares repurchased during the period (1,2)	(428)		428	(1,171)					(1,171)		(1,171)
Share based remuneration and shares vested under employee share schemes			142	(7)					135		135
Own shares acquired			(540)						(540)		(540)
At 30 September 2024	10,416	4,690	2,034	11,195	(57)	(1,365)	704	10,881	38,498	41	38,539

NatWest Group - Form 6-K Q3 2024	38

Condensed consolidated statement of changes in equity

for the period ended 30 September 2023 (unaudited) continued

	Share		Other		Other reserves				Total	Non
	capital and	Paid-in	statutory	Retained		Cash flow	Foreign		owners'	controlling	Total
	share premium	equity	reserves (3)	earnings	Fair value	hedging	exchange	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	11,700	3,890	1,393	10,019	(102)	(2,771)	1,478	10,881	36,488	8	36,496
Profit/(loss) attributable to ordinary shareholders and other equity owners
- continuing operations				3,485					3,485	(3)	3,482
- discontinued operations				(138)					(138)	-	(138)

Other comprehensive income
Realised gains in period on FVOCI equity shares				2	(2)				-		-
Remeasurement of retirement benefit schemes				(105)					(105)		(105)
Changes in fair value of credit in financial liabilities designated at FVTPL due to own credit risk				(27)					(27)		(27)
Unrealised gains					68				68		68
Amounts recognised in equity						(821)			(821)		(821)
Retranslation of net assets							(189)		(189)		(189)
Gains on hedges of net assets							111		111		111
Amount transferred from equity to earnings (4)					33	613	(323)		323		323
Tax				27	(17)	12	(18)		4		4
Total comprehensive income/(loss)	-	-	-	3,244	82	(196)	(419)	-	2,711	(3)	2,708

Transactions with owners
Ordinary share dividends paid				(1,456)					(1,456)	-	(1,456)
Paid in equity dividends				(182)					(182)		(182)
Shares repurchased during the period (1,2)	(751)		751	(1,852)					(1,852)		(1,852)
Share based remuneration and shares vested under employee share schemes				(10)					(10)		(10)
Own shares acquired			(279)						(279)		(279)
Acquisition of subsidiary									-	32	32
At 30 September 2023	10,949	3,890	1,865	9,763	(20)	(2,967)	1,059	10,881	35,420	37	35,457

(1)	As part of the On Market Share Buyback Programmes NatWest Group plc repurchased and cancelled 173.3 million (September 2023 - 364.3 million) shares. The total consideration of these shares excluding fees was £450.9 million (September 2023 - £951.0 million). Included in the retained earnings reserve movement is 2.3 million shares which were repurchased and cancelled in December 2023, settled in January 2024 for a total consideration of £4.9 million. The nominal value of the share cancellations has been transferred to the capital redemption reserve.
(2)	In June 2024, there was an agreement to buy 392.4 million (May 2023 - 469.2 million) ordinary shares of the Company from His Majesty’s Treasury at 316.2 pence per share (May 2023 - 268.4 pence per share) for total consideration of £1.2 billion (May 2023 - £1.3 billion). NatWest Group cancelled 222.4 million (May 2023 - 336.2 million) of the purchased ordinary shares, amounting to £706.9 million (May 2023 - £906.9 million) excluding fees and held the remaining 170.0 million (May 2023 - 133.0 million) shares as Own Shares Held, amounting to £540.2 million (May 2023 - £358.8 million), excluding fees. The nominal value of the share cancellation has been transferred to the capital redemption reserve.
(3)	Other statutory reserves consist of Capital redemption reserves of £2,935 million (2023 - £2,402 million) and Own shares held reserves of (£901) million (2023 – (£537) million).
(4)	Includes £305 million FX recycled to profit or loss upon completion of a capital repayment by UBIDAC in 2023.

NatWest Group - Form 6-K Q3 2024	39

Notes

1. Presentation of condensed consolidated financial statements

The condensed consolidated financial statements should be read in conjunction with NatWest Group plc’s 2023 Annual Report on Form 20-F. The accounting policies are the same as those applied in the consolidated financial statements.

The directors have prepared the condensed consolidated financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date they are approved.

Amendments to IFRS effective from 1 January 2024 had no material effect on the condensed consolidated financial statements.

2. Litigation and regulatory matters

NatWest Group plc’s Interim Results 2024 on Form 6-K, issued on 26 July 2024, included disclosures about NatWest Group's litigation and regulatory matters in Note 14. Set out below are the material developments in those matters (which have been previously disclosed) since publication of the Interim Results 2024 on Form 6-K.

Litigation

1MDB litigation

A Malaysian court claim was served in Switzerland in November 2022 by 1MDB, a sovereign wealth fund, in which Coutts & Co Ltd was named, along with six others, as a defendant in respect of losses allegedly incurred by 1MDB. It is claimed that Coutts & Co Ltd is liable as a constructive trustee for having dishonestly assisted the directors of 1MDB in the breach of their fiduciary duties by failing (amongst other alleged claims) to undertake due diligence in relation to a customer of Coutts & Co Ltd, through which funds totalling c.US$1 billion were received and paid out between 2009 and 2011. 1MDB seeks the return of that amount plus interest. Coutts & Co Ltd filed an application in January 2023 challenging the validity of service and the Malaysian court’s jurisdiction to hear the claim, and a hearing took place in February 2024. In March 2024, the court granted that application. 1MDB has appealed that decision and a prior decision by the court not to allow them to discontinue their claim. Both appeals are scheduled to be heard in December 2024.

Coutts & Co Ltd (a subsidiary of RBS Netherlands Holdings B.V., which in turn is a subsidiary of NWM Plc) is a company registered in Switzerland and is in wind-down following the announced sale of its business assets in 2015.

Regulatory matters

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC

In December 2015, correspondence was received from the Central Bank of Ireland setting out an industry examination framework in respect of the sale of tracker mortgages from approximately 2001 until the end of 2015. The redress and compensation process has now largely concluded, although a small number of cases remain outstanding relating to uncontactable customers.

UBIDAC customers have lodged tracker mortgage complaints with the Financial Services and Pensions Ombudsman (FSPO). UBIDAC challenged three FSPO adjudications in the Irish High Court. In June 2023, the High Court found in favour of the FSPO in all matters and a provision was recognised. UBIDAC appealed that decision to the Court of Appeal and a hearing took place in February 2024. In September 2024, the Court of Appeal allowed UBIDAC’s appeal and set aside certain findings of the FSPO. The Court of Appeal directed one aspect of the FSPO decisions to be remitted to the FSPO for consideration following an oral hearing.

3. Post balance sheet events

Other than as disclosed in this document, there have been no significant events between 30 September 2024 and the date of approval of this announcement which would require a change to, or additional disclosure, in the announcement.

NatWest Group - Form 6-K Q3 2024	40

Additional information

Other financial data

The following table shows NatWest Group’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 30 September 2024.

As at 30 September 2024
£m
Share capital - allotted, called up and fully paid
Ordinary shares of £1.0769	9,255
Retained income and other reserves	29,243
Owners’ equity	38,498

NatWest Group indebtedness
Trading liabilities - debt securities in issue	247
Other financial liabilities – debt securities in issue	61,876
Subordinated liabilities	6,669
Total indebtedness	68,792
Total capitalisation and indebtedness	107,290

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

The information contained in the table above has not changed materially since 30 September 2024.

NatWest Group - Form 6-K Q3 2024	41

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). This document contains a number of non-IFRS measures, also known as alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance or non-GAAP financial measures in accordance with the Securities and Exchange Commission (SEC) regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include a calculation of metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate.

Measure	Description
Cost:income ratio (excl. litigation and conduct) Refer to table 2. Cost:income ratio (excl. litigation and conduct) on page 44.	The cost:income ratio (excl. litigation and conduct) is calculated as other operating expenses (operating expenses less litigation and conduct costs) divided by total income. Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period-on-period comparisons.
Customer deposits excluding central items Refer to Segmental performance on pages 15-19 for components of calculation.

Customer deposits excluding central items is calculated as total NatWest Group customer deposits excluding Central items & other customer deposits. Central items & other includes Treasury repo activity and Ulster Bank RoI.  The exclusion of Central items & other removes the volatility relating to Treasury repo activity and the reduction of deposits as part of our withdrawal from the Republic of Ireland.

These items may distort period-on-period comparisons and their removal gives the user of the financial statements a better understanding of the movements in customer deposits.

Funded assets Refer to Condensed consolidated balance sheet on page 37 for components of calculation.	Funded assets is calculated as total assets less derivative assets. This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.
Loan:deposit ratio (excl. repos and reverse repos) Refer to table 5. Loan:deposit ratio (excl. repos and reverse repos) on page 45.

Loan:deposit ratio (excl. repos and reverse repos) is calculated as net customer loans held at amortised cost excluding reverse repos divided by total customer deposits excluding repos. This metric is used to assess liquidity.

The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers. The nearest ratio using IFRS measures is loan:deposit ratio. This is calculated as net loans to customers held at amortised cost divided by customer deposits.

NatWest Group return on tangible equity Refer to table 6. NatWest Group return on tangible equity on page 46.	NatWest Group return on tangible equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners’ equity and average intangible assets. This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. The nearest ratio using IFRS measures is return on equity. This comprises profit attributable to ordinary shareholders divided by average total equity.

NatWest Group - Form 6-K Q3 2024	42

Non-IFRS financial measures continued

Measure	Description
Net interest margin (NIM) and average interest earning assets Refer to Segmental performance on pages 15-19 for components of calculation.	Net interest margin is net interest income, as a percentage of average interest earning assets (IEA). Average IEA are average IEA of the banking business of NatWest Group and primarily consists of cash and balances at central banks, loans to banks, loans to customers and other financial assets mostly comprising of debt securities. Average IEA shows the average asset base generating interest over the period.
Net loans to customers excluding central items Refer to Segmental performance on pages 15-19 for components of calculation.

Net loans to customers excluding central items is calculated as total NatWest Group net loans to customers excluding Central items & other net loans to customers. Central items & other includes Treasury reverse repo activity and Ulster Bank RoI. The exclusion of Central items & other removes the volatility relating to Treasury reverse repo activity and the reduction of loans to customers as part of our withdrawal from the Republic of Ireland.

This allows for better period-on-period comparisons and gives the user of the financial statements a better understanding of the movements in net loans to customers.

Operating expenses excluding litigation and conduct Refer to table 4. Operating expenses excluding litigation and conduct on page 45.	The management analysis of operating expenses shows litigation and conduct costs separately. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort period-on-period comparisons.
Segmental return on equity Refer to table 7. Segmental return on equity on page 46.	Segment return on equity comprises segmental operating profit or loss, adjusted for paid-in equity and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional equity. This measure shows the return generated by operating segments on equity deployed.
Tangible net asset value (TNAV) per ordinary share Refer to table 3. Tangible net asset value (TNAV) per ordinary share on page 44.	TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue. This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price. The nearest ratio using IFRS measures is: net asset value (NAV) per ordinary share - this comprises ordinary shareholders’ interests divided by the number of ordinary shares in issue.
Total income excluding notable items Refer to table 1. Total income excluding notable items on page 44.	Total income excluding notable items is calculated as total income less notable items. The exclusion of notable items aims to remove the impact of one-offs and other items which may distort period-on-period comparisons.

NatWest Group - Form 6-K Q3 2024	43

Non-IFRS financial measures continued

1. Total income excluding notable items

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Continuing operations
Total income	10,878	11,215	3,744	3,659	3,488
Less notable items:
Commercial & Institutional
Own credit adjustments (OCA)	(5)	3	2	(2)	(6)
Central items & other
Liquidity Asset Bond sale losses	-	(33)	-	-	(9)
Share of associate profits/(losses) for Business Growth Fund	22	(5)	11	4	10
Property lease termination losses	-	(69)	-	-	(69)
Interest and FX management derivatives not in hedge accounting relationships	131	100	5	67	48
FX recycling (losses)/gains	(46)	322	(46)	-	-
	102	318	(28)	69	(26)
Total income excluding notable items	10,776	10,897	3,772	3,590	3,514

2. Cost:income ratio (excl. litigation and conduct)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Continuing operations
Operating expenses	5,882	5,842	1,825	2,005	1,927
Less litigation and conduct costs	(142)	(242)	(41)	(77)	(134)
Other operating expenses	5,740	5,600	1,784	1,928	1,793

Total income	10,878	11,215	3,744	3,659	3,488

Cost:income ratio	54.1%	52.1%	48.7%	54.8%	55.2%
Cost:income ratio (excl. litigation and conduct)	52.8%	49.9%	47.6%	52.7%	51.4%

3. Tangible net asset value (TNAV) per ordinary share

	As at
	30 September	30 June	31 December
	2024	2024	2023
Ordinary shareholders' interests (£m)	33,808	32,831	33,267
Less intangible assets (£m)	(7,588)	(7,590)	(7,614)
Tangible equity (£m)	26,220	25,241	25,653

Ordinary shares in issue (millions) (1)	8,293	8,307	8,792

NAV per ordinary share (pence)	408p	395p	378p
TNAV per ordinary share (pence)	316p	304p	292p

(1)	The number of ordinary shares in issue excludes own shares held.

NatWest Group - Form 6-K Q3 2024	44

Non-IFRS financial measures continued

4. Operating expenses excluding litigation and conduct

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Other operating expenses
Staff expenses	3,060	2,878	947	1,064	904
Premises and equipment	863	845	284	286	275
Other administrative expenses	1,063	1,194	307	343	400
Depreciation and amortisation	754	683	246	235	214
Total other operating expenses	5,740	5,600	1,784	1,928	1,793

Litigation and conduct costs
Staff expenses	52	46	18	21	15
Other administrative expenses	90	196	23	56	119
Total litigation and conduct costs	142	242	41	77	134

Total operating expenses	5,882	5,842	1,825	2,005	1,927
Operating expenses excluding litigation and conduct	5,740	5,600	1,784	1,928	1,793

5. Loan:deposit ratio (excl. repos and reverse repos)

	As at
	30 September	30 June	31 December
	2024	2024	2023
	£m	£m	£m
Loans to customers - amortised cost	386,723	379,331	381,433
Less reverse repos	(25,115)	(24,961)	(27,117)
Loans to customers - amortised cost (excl. reverse repos)	361,608	354,370	354,316

Customer deposits	431,070	432,975	431,377
Less repos	(2,482)	(6,846)	(10,844)
Customer deposits (excl. repos)	428,588	426,129	420,533

Loan:deposit ratio (%)	90%	88%	88%
Loan:deposit ratio (excl. repos and reverse repos) (%)	84%	83%	84%

NatWest Group - Form 6-K Q3 2024	45

Non-IFRS financial measures continued

6. NatWest Group return on tangible equity

	Nine months ended and as at		Quarter ended and as at
	30 September	30 September	30 September	30 June	30 September
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Profit attributable to ordinary shareholders	3,271	3,165	1,172	1,181	866
Annualised profit attributable to ordinary shareholders	4,361	4,220	4,688	4,724	3,464

Average total equity	37,707	36,150	37,960	37,659	35,081
Adjustment for average other owners' equity and intangible assets	(12,040)	(11,427)	(12,375)	(12,080)	(11,583)
Adjusted total tangible equity	25,667	24,723	25,585	25,579	23,498
Return on equity	11.6%	11.7%	12.3%	12.5%	9.9%
Return on tangible equity	17.0%	17.1%	18.3%	18.5%	14.7%

7. Segmental return on equity

	Nine months ended 30 September 2024			Nine months ended 30 September 2023
	Retail	Private	Commercial &	Retail	Private	Commercial &
	Banking	Banking	Institutional	Banking	Banking	Institutional
Operating profit (£m)	1,754	189	2,724	2,053	293	2,511
Paid-in equity cost allocation (£m)	(56)	(13)	(130)	(43)	(17)	(125)
Adjustment for tax (£m)	(475)	(49)	(649)	(563)	(77)	(597)
Adjusted attributable profit (£m)	1,223	127	1,946	1,447	199	1,790
Annualised adjusted attributable profit (£m)	1,630	169	2,594	1,930	265	2,386
Average RWAe (£bn)	62.7	11.1	108.0	56.9	11.4	105.6
Equity factor	13.4%	11.2%	13.8%	13.5%	11.5%	14.0%
Average notional equity (£bn)	8.4	1.2	14.9	7.7	1.3	14.8
Return on equity (%)	19.4%	13.6%	17.4%	25.1%	20.3%	16.1%

	Quarter ended 30 September 2024			Quarter ended 30 June 2024			Quarter ended 30 September 2023
	Retail	Private	Commercial &	Retail	Private	Commercial &	Retail	Private	Commercial &
	Banking	Banking	Institutional	Banking	Banking	Institutional	Banking	Banking	Institutional
Operating profit (£m)	656	90	1,017	609	66	938	493	59	770
Paid-in equity cost allocation (£m)	(22)	(5)	(47)	(18)	(4)	(43)	(13)	(6)	(39)
Adjustment for tax (£m)	(178)	(24)	(243)	(165)	(17)	(224)	(134)	(15)	(183)
Adjusted attributable profit (£m)	456	61	728	426	45	671	346	38	548
Annualised adjusted attributable profit (£m)	1,826	245	2,910	1,702	179	2,685	1,382	153	2,193
Average RWAe (£bn)	63.8	11.1	106.0	62.7	11.1	109.0	58.5	11.4	106.7
Equity factor	13.4%	11.2%	13.8%	13.4%	11.2%	13.8%	13.5%	11.5%	14.0%
Average notional equity (£bn)	8.5	1.2	14.6	8.4	1.2	15.0	7.9	1.3	14.9
Return on equity (%)	21.4%	19.7%	19.9%	20.3%	14.4%	17.8%	17.5%	11.7%	14.7%

NatWest Group - Form 6-K Q3 2024	46

Performance measures not defined under IFRS

The table below summarises other performance measures used by NatWest Group, not defined under IFRS, and therefore a reconciliation to the nearest IFRS measure is not applicable.

Measure	Description
Assets under management and administration (AUMA)

AUMA comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking segment. AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and Commercial & Institutional customers.

AUAs comprise i) third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking, and for which Private Banking receives a fee for providing investment management and execution services to Retail Banking and Commercial & Institutional business segments ii) AUA of Cushon, acquired on 1 June 2023, which are supported by Private Banking and held and managed by third parties.

This measure is tracked and reported as the amount of funds that we manage or administer, and directly impacts the level of investment income that we receive.

AUMA net flows

AUMA net flows represents assets under management and assets under administration.

AUMA net flows is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Private Banking, Retail Banking and Commercial & Institutional.

Climate and sustainable funding and financing	The climate and sustainable funding and financing metric is used by NatWest Group to measure the level of support it provides customers, through lending products and underwriting activities, to help in their transition towards a net zero, climate resilient and sustainable economy. We have a target to provide £100 billion of climate and sustainable funding and financing between the 1 of July 2021 and the end of 2025. As part of this, we aim to provide at least £10 billion in lending for residential properties with EPC ratings A and B between 1 January 2023 and the end of 2025.
Loan impairment rate	Loan impairment rate is the annualised loan impairment charge divided by gross customer loans. This measure is used to assess the credit quality of the loan book.
Third party rates	Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non- interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.
Wholesale funding	Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities. Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

NatWest Group - Form 6-K Q3 2024	47

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NatWest Group plc

Registrant

/s/ Katie Murray

Group Chief Financial Officer

25 October 2024